January 23, 2008

Securities and Exchange Commission 100 F Street, N.E.
Washington DC  50549

RE:    Midland National Life Separate Account A
       VUL - DB

Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on form N-6, registering a new class of variable life policies under that Act.

The Midland National Life Separate Account A ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-05271) in connection with other variable life products.

We acknowledge that:

      o Midland National Life Insurance Company (the "Company") is responsible for the adequacy and accuracy of the disclosures in the filing;

      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

Certain information, along with Financial Statements and exhibits will be included in the Pre-Effective Amendment filing.


/s/

Terri Silvius
Assistant Vice President -
Variable Compliance & 38a-1 CCO

cc:       Frederick R. Bellamy
          Sutherland Asbill & Brennan LLP

                       As filed with the Securities and Exchange Commission on January 23, 2008

=======================================================================================================================

                                                                                             Registration File No. 333-
                                                                                                              811-05271

                                          SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, DC 20549

                                                    ---------------

                                                       FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                                             [ X ]

                                     PRE-EFFECTIVE AMENDMENT NO.  __   _                                      [     ]
                                                                    ---

                                     POST-EFFECTIVE AMENDMENT NO.  ___                                        [     ]
                                                                    -

                                                        and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                                       ACT OF 1940                                            [     ]

                                     AMENDMENT NO.  ____98___                                                 [  X ]

                                           (Check appropriate box or boxes.)

                                       Midland National Life Separate Account A
                                              (Exact name of registrant)

                                        MIDLAND NATIONAL LIFE INSURANCE COMPANY
                                                  (Name of depositor)
                                                   One Midland Plaza
                                         Sioux Falls, South Dakota 57193-9991
                                 (Address of depositor's principal executive offices)
                           Depositor's Telephone Number, including Area Code: (605) 335-5700

                                Stephen P. Horvat, Jr.                                     Copy to:
                             Senior Vice President - Legal
                        Midland National Life Insurance Company                   Frederick R. Bellamy, Esq.
                                   One Midland Plaza                           Sutherland Asbill & Brennan LLP
                         Sioux Falls, South Dakota 57193-9991                   1275 Pennsylvania Avenue, N.W.
                        (Name and address of agent for service)                   Washington, DC 20004-2415

                                     Approximate Date of Proposed Public Offering:
                    As soon as practicable after the effective date of this registration statement.

                   It is proposed that this filing will become effective (check appropriate box):

                   |_|      immediately upon filing pursuant to paragraph (b)

                   |_|      on May 1, 2008  pursuant to paragraph (b)

                   |_|      80 days after filing pursuant to paragraph (a)(i)

                   |_|      on     pursuant to paragraph (a)(i) of Rule 485

                   If appropriate check the following box:

                   |_|      This post-effective amendment designates a new effective date for a new effective date for a previously filed post-effective amendment _______________

                                         Title of Securities Being Registered:
                             Individual Flexible Premium Variable Life Insurance Policies
                                                       VUL - DB

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

                          VARIABLE UNIVERSAL LIFE - DB

                 Flexible Premium Variable Life Insurance Policy
                                   Issued By:
                     Midland National Life Insurance Company
                       One Midland Plaza o Sioux Falls, SD
               57193 (605) 335-5700 (telephone) o (800) 272 - 1642
                           (toll free telephone number)
                    (605) 373-8557 (facsimile for transaction
                    requests) o (605) 335-3621 (facsimile for
                      administrative requests) Through the
                    Midland National Life Separate Account A


Variable Universal Life - DB ("the policy") is a life insurance policy issued by Midland National Life Insurance Company. The policy:


      o provides insurance coverage with flexibility in death benefits and premiums;

      o pays a death benefit if the Insured person dies while the policy is still inforce;

      o can provide substantial policy fund build-up on a tax-deferred basis. However, there is no guaranteed policy fund for amounts You allocate to the investment divisions. You bear the risk of poor investment performance for those amounts.

      o lets You borrow against Your policy, withdraw part of the net cash surrender value, or completely surrender Your policy. There may be tax consequences to these transactions. Loans and withdrawals affect the policy fund, and may affect the death benefit.

After the first premium, You may decide how much Your premiums will be and how often You wish to pay them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a Modified Endowment Contract ("MEC"). If it is a MEC, then loans and withdrawals may have more adverse tax consequences.

You have a limited right to examine Your policy and return it to Us for a refund.

You may allocate Your policy fund to Our General Account and up to ten investment divisions. Each division invests in a specified mutual fund portfolio. The mutual fund portfolios are part of the following series funds or trusts:

1.        AIM Variable Insurance Funds,
2.        Alger American Fund,
3.        American Century Variable Portfolios, Inc.,
4.        Fidelity(R)Variable Insurance Products,
5.        Goldman Sachs Variable Insurance Trust,
6.        Lord Abbett Series Fund, Inc.,
7.        MFS(R)Variable Insurance Trusts,
8.        Neuberger Berman AMT Portfolios,
9.        PIMCO Variable Insurance Trust,
10.       Premier VIT,
11.       ProFunds VP,

12.       Vanguard(R) Variable Insurance Funds, and
13.       Van Eck Worldwide Insurance Trust

You can choose among the sixty-two investment divisions listed on the following page.

Your policy fund in the investment divisions will increase or decrease based on investment performance. You bear this risk. You could lose the amount You invest and lose Your insurance coverage due to poor investment performance. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                January XX, 2008


                     SEPARATE ACCOUNT INVESTMENT PORTFOLIOS
--------------------------------------------------------------- -------------------------------------------------------------


AIM V.I. Financial Services Fund                                Lord Abbett Series Fund, Inc. America's Value Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


AIM V.I. Global Health Care Fund                                Lord Abbett Series Fund, Inc. Growth and Income Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


AIM V.I. International Growth Fund                              Lord Abbett Series Fund, Inc. International Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Alger American Growth Portfolio                                 Lord Abbett Series Fund, Inc. Mid-Cap Value Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Alger American Leveraged AllCap Portfolio                       MFS(R)VIT Emerging Growth Series

--------------------------------------------------------------- -------------------------------------------------------------


Alger American Mid-Cap Growth Portfolio                         MFS(R)VIT New Discovery Series

--------------------------------------------------------------- -------------------------------------------------------------


American Century VP Capital Appreciation Fund                   MFS(R)VIT Research Series

--------------------------------------------------------------- -------------------------------------------------------------


American Century VP International Fund                          MFS(R)VIT Total Return Series

--------------------------------------------------------------- -------------------------------------------------------------


American Century VP Value Fund                                  MFS(R)VIT Utilities Series

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Asset ManagerSM Portfolio                          Neuberger Berman AMT Regency Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Asset Manager: Growth(R)Portfolio                   PIMCO VIT High Yield Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Balanced Portfolio                                 PIMCO VIT Real Return Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Contrafund(R)Portfolio                              PIMCO VIT Small Cap StocksPLUS(R)TR Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Equity-Income Portfolio                            PIMCO VIT StocksPLUS(R)Growth and Income Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Freedom 2010 Portfolio                             PIMCO VIT Total Return Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Freedom 2015 Portfolio                             Premier VIT OpCap Small Cap Portfolio

--------------------------------------------------------------- -------------------------------------------------------------


Fidelity VIP Freedom 2020 Portfolio                             ProFund VP Japan

--------------------------------------------------------------- -------------------------------------------------------------

                                                                ProFund VP Oil & Gas
Fidelity VIP Freedom 2025 Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                ProFund VP Small-Cap Value
Fidelity VIP Freedom 2030 Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                ProFund VP Ultra Mid-Cap
Fidelity VIP Freedom Income Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF Balanced Portfolio
Fidelity VIP Growth & Income Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF High Yield Bond Portfolio
Fidelity VIP Growth Opportunities Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF International Portfolio
Fidelity VIP Growth Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF Mid-Cap Index Portfolio
Fidelity VIP High Income Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF REIT Index Portfolio
Fidelity VIP Index 500 Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R)VIF Short-Term Investment-Grade Portfolio
Fidelity VIP Investment Grade Bond Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R) VIF Small Company Growth Portfolio
Fidelity VIP MidCap Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R)VIF Total Bond Market Index Portfolio
Fidelity VIP Money Market Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Vanguard(R)VIF Total Stock Market Index Portfolio
Fidelity VIP Overseas Portfolio

--------------------------------------------------------------- -------------------------------------------------------------

                                                                Van Eck Worldwide Hard Assets Fund
Goldman Sachs VIT Growth and Income Fund

--------------------------------------------------------------- -------------------------------------------------------------

This prospectus generally describes only the variable portion of the policy, except where the General Account is specifically mentioned.

Buying this policy might not be a good way of replacing Your existing insurance or adding more insurance if You already own a flexible premium variable life insurance policy.

You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.

                                Table of Contents

      POLICY BENEFITS/RISKS SUMMARY........................................................................................9
      POLICY BENEFITS.....................................................................................................10
           Death Benefit..................................................................................................10
           Flexible Premium Payments......................................................................................10
           No Lapse Guarantee Premium.....................................................................................10
           Benefits of the Policy Fund....................................................................................10
           Tax Benefits...................................................................................................11
           Policy Illustrations...........................................................................................11
           Additional Benefits............................................................................................12
           Your Right to Examine This Policy..............................................................................12
      POLICY RISKS........................................................................................................12
           Investment Risk................................................................................................12
           Surrender Charge Risk..........................................................................................12
           Withdrawing Money..............................................................................................12
           Risk of Lapse..................................................................................................12
           Tax Risks......................................................................................................13
           Risk of Increases in Charges...................................................................................14
           Portfolio Risks................................................................................................15
      FEE TABLE...........................................................................................................15
      SUMMARY OF VARIABLE UNIVERSAL LIFE - DB.............................................................................20
      DEATH BENEFIT OPTIONS...............................................................................................20
      FLEXIBLE PREMIUM PAYMENTS...........................................................................................21
      INVESTMENT CHOICES..................................................................................................21
      YOUR POLICY FUND....................................................................................................22
           Transfers......................................................................................................22
           Policy Loans...................................................................................................22
           Withdrawing Money..............................................................................................23
           Surrendering Your Policy.......................................................................................23
      DEDUCTIONS AND CHARGES..............................................................................................23
           Deductions From Your Premiums..................................................................................23
           Deductions From Your Policy Fund...............................................................................23
           Surrender Charge...............................................................................................24
      ADDITIONAL INFORMATION ABOUT THE POLICIES...........................................................................25
           Your Policy Can Lapse..........................................................................................25
           Correspondence and Inquiries...................................................................................25
           State Variations...............................................................................................26
           Tax-Free "Section 1035" Exchanges..............................................................................26
      DETAILED INFORMATION ABOUT VARIABLE UNIVERSAL LIFE - DB.............................................................26
      INSURANCE FEATURES..................................................................................................26
           How the Policies Differ From Whole Life Insurance..............................................................26
           Application for Insurance......................................................................................27
           Death Benefit..................................................................................................27
           Notice and Proof of Death......................................................................................29
           Payment of Death Benefits......................................................................................29
           Maturity Benefit...............................................................................................29
           Changes In Variable Universal Life - DB........................................................................29
           Changing The Face Amount of Insurance..........................................................................30
           Changing Your Death Benefit Option.............................................................................30
           When Policy Changes Go Into Effect.............................................................................31
           Flexible Premium Payments......................................................................................31
           Allocation of Premiums.........................................................................................33
           Additional Benefits............................................................................................33
      SEPARATE ACCOUNT INVESTMENT CHOICES.................................................................................41
           Our Separate Account And Its Investment Divisions..............................................................41
           The Funds......................................................................................................42
           Investment Policies Of The Portfolios..........................................................................42
           Effects of Market Timing.......................................................................................47
           Charges In The Funds...........................................................................................48
      USING YOUR POLICY FUND..............................................................................................48
           The Policy Fund................................................................................................48
           Amounts In Our Separate Account................................................................................49
           How We Determine The Accumulation Unit Value...................................................................49
           Policy Fund Transactions.......................................................................................49
           Transfers Of Policy Fund.......................................................................................50
           Transfer Limitations...........................................................................................50
           Dollar Cost Averaging..........................................................................................52
           Portfolio Rebalancing..........................................................................................53
           Automatic Distribution Option..................................................................................54
           Policy Loans...................................................................................................55
           Withdrawing Money From Your Policy Fund........................................................................56
           Surrendering Your Policy.......................................................................................57
      THE GENERAL ACCOUNT.................................................................................................57
      DEDUCTIONS AND CHARGES..............................................................................................58
           Deductions From Your Premiums..................................................................................58
           Charges Against The Separate Account and General Account.......................................................59
           Monthly Deductions From Your Policy Fund.......................................................................59
           Transaction Charges............................................................................................61
           How Policy Fund Charges Are Allocated..........................................................................61
           Loan Charge....................................................................................................62
           Surrender Charge...............................................................................................62
           Portfolio Expenses.............................................................................................63
      TAX EFFECTS.........................................................................................................64
      INTRODUCTION........................................................................................................64
      TAX STATUS OF THE POLICY............................................................................................64
      TAX TREATMENT OF POLICY BENEFITS....................................................................................64
           In General.....................................................................................................64
           Modified Endowment Contracts (MEC).............................................................................65
           Distributions Other Than Death Benefits from Modified Endowment Contracts......................................65
           Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts................66
           Investment in the Policy.......................................................................................66
           Policy Loans...................................................................................................66
           Treatment of the Benefit Extension Rider.......................................................................66
           Withholding....................................................................................................67
           Life Insurance Purchases by Residents of Puerto Rico...........................................................67
           Life Insurance Purchases by Nonresident Aliens and Foreign Corporations........................................67
           Multiple Policies..............................................................................................67
           Continuation of Policy Beyond Age 120..........................................................................67
           Accelerated Benefit Riders - Terminal Illness and Chronic Illness..............................................68
           Business Uses of Policy........................................................................................68
           Employer-Owned Life Insurance Policies.........................................................................68
           Non-Individual Owners and Business Beneficiaries of Policies...................................................68
           Split-Dollar Arrangements......................................................................................69
           Alternative Minimum Tax........................................................................................69
           Estate, Gift, and Generation-Skipping Transfer Tax Considerations..............................................69
           Foreign Tax Credits............................................................................................70
           Possible Tax Law Changes.......................................................................................70
           Our Income Taxes...............................................................................................70
      ADDITIONAL INFORMATION ABOUT THE POLICIES...........................................................................70
      YOUR RIGHT TO EXAMINE THIS POLICY...................................................................................70
      YOUR POLICY CAN LAPSE...............................................................................................71
      YOU MAY REINSTATE YOUR POLICY.......................................................................................71
      POLICY PERIODS AND ANNIVERSARIES....................................................................................72
      MATURITY DATE.......................................................................................................72
      WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT...........................................................................72
      CHANGING THE SEPARATE ACCOUNT.......................................................................................74
      LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY.........................................................................74
      YOUR PAYMENT OPTIONS................................................................................................75
           Lump Sum Payments..............................................................................................75
           Optional Payment Methods.......................................................................................75
      YOUR BENEFICIARY....................................................................................................76
      ASSIGNING YOUR POLICY...............................................................................................77
      WHEN WE PAY PROCEEDS FROM THIS POLICY...............................................................................77
      YOUR VOTING RIGHTS AS AN OWNER......................................................................................77
      DISTRIBUTION OF THE POLICIES........................................................................................78
      LEGAL PROCEEDINGS...................................................................................................80
      FINANCIAL STATEMENTS................................................................................................80
      ILLUSTRATIONS.......................................................................................................80
      DEFINITIONS.........................................................................................................86

                          POLICY BENEFITS/RISKS SUMMARY

In this prospectus "We", "Our", "Us", "Midland National", and "Company" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the policy. We refer to the person who is covered by the policy as the "Insured" or "Insured person", because the Insured person and the owner may not be the same.


There is a list of definitions at the end of this prospectus, explaining many words and phrases used here and in the actual insurance policy. In this prospectus, these words and phrases are generally in bold face type. See "Definitions" on page 86.


This summary describes the policy's important risks and benefits. The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the policy in this prospectus assumes that the policy is inforce and that there is no outstanding policy loan.



POLICY BENEFITS

Death Benefit

Variable Universal Life - DB is life insurance on the Insured person. If the policy is inforce We will pay a death benefit when the Insured person dies. You can choose between two death benefit options:


      o Option 1: death benefit equals the face amount of the insurance policy. This is sometimes called a "level" death benefit.

      o Option 2: death benefit equals the face amount plus the policy fund. This is sometimes called a "variable" death benefit.


The death benefit may be even greater in some circumstances. See "Death Benefit" on page 27

We deduct any policy debt and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.

You may change the death benefit option You have chosen. You may also increase or decrease the face amount of Your policy, within certain limits.

Flexible Premium Payments

You may pay premiums whenever and in whatever amount You want, within certain limits. We require an initial premium at issue which is at least equal to one month's no lapse guarantee premium. The no lapse guarantee premium is based on the policy's face amount and the Insured person's age, sex and underwriting class. We are not obligated to accept any premium or a premium payment of less than $50.00; however, under current Company practice, if paid by monthly bank draft, We will accept a payment as low as $30.00. See "Flexible Premium Payments" on page 31.


No Lapse Guarantee Premium

During the no lapse guarantee period, Your policy will remain inforce as long as You meet the applicable no lapse guarantee premium requirements. See "Premium Provisions During the No Lapse Guarantee Period" on page 32.



Benefits of the Policy Fund

      o Withdrawing Money from Your Policy Fund. You may make a partial withdrawal from Your policy fund. The current minimum withdrawal amount is $200. The maximum partial withdrawal You can make is 50% of Your net cash surrender value (that is Your policy fund minus policy debt minus surrender charge) in the first policy year; thereafter, it is 90% of Your net cash surrender value. There may be tax consequences for making a partial withdrawal. See "Withdrawing Money From Your Policy Fund" on page 56.

      o Surrendering Your Policy. You can surrender Your policy for cash and then We will pay You the net cash surrender value (the policy fund minus the surrender charge and minus any policy debt). See "Surrendering Your Policy" on page 23. There may be tax consequences for surrendering Your policy.

      o Policy Loans. You may borrow up to 92% of Your cash surrender value (the policy fund less the surrender charge) minus any policy debt. Your policy will be the sole security for the loan. Your policy states a minimum loan amount, usually $200. See "Policy Loans" on page 55. Policy loan interest is not tax deductible on policies owned by an individual. There may be federal tax consequences for taking a policy loan. See "Tax Effects" on page 64.

      o Transfers of Policy Fund. You may transfer Your policy fund among the investment divisions and between the General Account and the various investment divisions. Currently, We allow an unlimited number of free transfers. We reserve the right to charge a $25 fee for each transfer after the 12th transfer in a policy year. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners. There are additional limitations on transfers to and from the General Account. See "Transfers Of Policy Fund" on page 50.

      o Dollar Cost Averaging ("DCA"). The DCA program enables You to make scheduled monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions. The minimum monthly amount to be transferred using DCA is $200. See "Dollar Cost Averaging" on page 52

      o Portfolio Rebalancing. The Portfolio Rebalancing Option allows policy owners, who are not participating in a DCA program, to have the Company automatically reset the percentage of policy fund allocated to each investment division to a pre-set level. At each policy anniversary, We will transfer amounts needed to "balance" the policy fund to the specified percentages selected by You. See "Portfolio Rebalancing" on page 53.

      o Automatic Distribution Option. You can elect to receive automatic distributions of your net cash surrender value on a monthly, quarterly, semi-annual or annual basis by filling out one form, and we will automatically process the necessary withdrawals and loans. See "Automatic Distribution Option" on page 54.


Tax Benefits
We intend for the policy to satisfy the definition of life insurance under the definition of life insurance under the Internal Revenue Code. Therefore, the death benefit generally should be excludable from the gross income of its recipient. Similarly, You should not be deemed to be in constructive receipt of the policy value (the policy fund), and therefore should not be taxed on increases in the policy fund until You take out a loan or withdrawal, surrender the policy, or We pay the maturity benefit. In addition, transfers of policy funds (among investment divisions and between the General Account and the various investment divisions) are not taxable transactions.


See "Tax Risks" on page 13 and "Tax Effects" on page 64. You should consult with and rely on a qualified tax advisor for assistance in all policy related tax matters.


Policy Illustrations
There are sample illustrations at the end of this prospectus showing policy fund values, cash surrender values, and death benefits for a hypothetical Insured based on certain assumptions. You should receive a personalized illustration that reflects Your particular circumstances. These hypothetical illustrations should help You to:

      o understand the long-term effects of different levels of investment performance,

      o     understand the charges and deductions under the policy, and

      o     compare the policy to other life insurance policies.

The hypothetical illustrations also show the value of the monthly premium accumulated at interest and demonstrate that the cash surrender values may be very low (compared to the premiums accumulated at interest) if You surrender the policy in the early policy years. Therefore, You should not purchase the policy as a short-term investment or if You do not need the insurance protection. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or policy fund values. Your actual policy fund, cash surrender value, and death benefit amount will be different than the amounts shown in the hypothetical illustrations.

Additional Benefits
Your policy may have one or more supplemental benefits that are options or attached by rider to the policy. Each benefit is subject to its own requirements as to eligibility and additional cost. The additional benefits that may be available to You are:

     o    Waiver of Charges Rider                              o     Premium Guarantee Rider
     o    Flexible Disability Benefit Rider                    o     Guaranteed Insurability Rider
     o    Accidental Death Benefit Rider                       o     Benefit Extension Rider
     o    Accelerated Benefit Rider - Terminal Illness         o     Children's Insurance Rider 2
     o    Accelerated Benefit Rider - Chronic Illness


Some of these benefits may have tax consequences and there are usually extra charges for them. Please consult Your tax advisor before selecting or exercising an additional benefit.

Your Right to Examine This Policy

For a limited period of time, as specified in Your policy, You have a right to examine and cancel the policy for any reason. See "Your Right To Examine This Policy" on page 70.


POLICY RISKS

Investment Risk

Your policy fund in the investment divisions will increase or decrease based on investment performance of the underlying portfolios. You bear this risk. During times of declining investment performance, the deduction of charges based on the net amount at risk could accelerate and further reduce Your policy fund in the investment divisions and the General Account. If You allocate net premium to the General Account, then We credit Your policy fund in the General Account with a declared rate of interest. You assume the risk that the interest rate on the General Account may decrease, although, it will never be lower than a guaranteed minimum annual effective rate of 3.0%. No one insures or guarantees the policy fund allocated to the investments divisions. Separate prospectuses describe the investment objectives, policies, and risks of the portfolios. You should purchase the policy only if You have the financial ability to keep it in force for a substantial period of time. You should not purchase the policy if You intend to surrender all or part of the policy value in the near future.


This policy is not suitable as a short-term investment.

Surrender Charge Risk

If You surrender Your policy for its net cash surrender value or let Your policy lapse during the surrender charge period, We will deduct a surrender charge. The surrender charge period lasts for the first 14 policy years after the date of issue or increase in face amount. It is possible that You will receive no net cash surrender value if You surrender Your policy, especially in the first few policy years. See "Surrender Charge" on page 62. Taxes and a tax penalty may apply. See "Tax Effects" on page 64.


Withdrawing Money

If You make a partial withdrawal, We will deduct a withdrawal charge if You make more than one withdrawal in any given policy year. The maximum partial withdrawal You can make during the first policy year is 50% of the net cash surrender value; in any policy year thereafter it is 90% of the net cash surrender value. Taxes and a tax penalty may apply. See "Tax Effects" on page 64.


Risk of Lapse
Your policy can lapse if the net cash surrender value is not sufficient to pay the monthly deductions.


      o Planned Premium. You choose a planned periodic premium. But payment of the planned premiums may not ensure that Your policy will remain inforce. Additional premiums may be required to keep Your policy from lapsing. You need not pay premiums according to the planned schedule. Whether Your policy lapses or remains inforce can depend on the amount of Your policy fund (less any policy debt and surrender charge). The policy fund, in turn, depends on the investment performance of the investment divisions You select. (The policy fund also depends on the premiums You pay and the charges We deduct.) However, You can ensure that Your policy stays inforce during the no lapse guarantee period by paying premiums equal to those required to meet the accumulated no lapse guarantee premium requirements described in "Premium Provisions During The No Lapse Guarantee Period" on page 32. Nevertheless, the policy can lapse (1) during the no lapse guarantee period if You do not meet the no lapse guarantee premium requirements and (2) after the no lapse guarantee period no matter how much You pay in premiums, if the net cash surrender value is insufficient to pay the monthly deductions (subject to the grace period). See "Your Policy Can Lapse" on page
            71. Taxes and a tax penalty may apply. This policy also offers a secondary, no-lapse death benefit guarantee through the Premium Guarantee Rider. See "Premium Guarantee Rider" on page 39. If the rider's premium guarantee account value, less any policy loans is positive, even if there is a negative value in the base contract fund then, the policy stays in force if the policy is beyond the base no lapse guarantee period.

      o Policy Loans. Your loan may affect whether Your policy remains inforce. If Your loan lowers the value of Your policy fund to a point where the monthly deductions are greater than Your policy's net cash surrender value, then the policy's lapse provision may apply. Your policy may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken. For more details see "Policy Loans" on page 66. Taxes and a tax penalty may apply.

      o Surrender Charge Period. If You allow Your policy to lapse during the surrender charge period, We will deduct a surrender charge.

Tax Risks
In order to qualify as a life insurance policy for Federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements, particularly if You pay the full amount of premiums under the policy.

Depending on the total amount of premiums You pay, the policy may be treated as a modified endowment contract under federal tax laws. If a policy is treated as a modified endowment contract, then surrenders, withdrawals, and loans under the policy will be taxable as ordinary income to the extent there are earnings in the policy. In addition, a 10% penalty tax may be imposed on surrenders, withdrawals, and loans taken before You reach age 59 1/2. If the policy is not a modified endowment contract, then distributions generally will be treated first as a return of basis or investment in the policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.


This policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the policy without allowing the policy to lapse. The aim of this strategy is to continue borrowing from the policy until its contract value (i.e. the policy fund) is just enough to pay off the policy loans that have been taken out and then relying on the Benefit Extension Rider to keep the policy in force until the death of the Insured. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, if the death benefit under the Benefit Extension Rider is lower than the policy's original death benefit, then the policy might become a MEC which could result in a significant tax liability attributable to the balance of any policy debt. Second, this strategy will fail to achieve its goal if the policy is a MEC or becomes a MEC after the periodic borrowing begins. Third, this strategy has not been ruled on by the Internal Revenue Service (the "IRS") or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this policy may be treated as taxable distributions when the rider causes the policy to be converted to a fixed policy. In that event, assuming policy loans have not already been subject to tax as distributions, a significant tax liability could arise. Anyone considering using the policy as a source of tax-free income by taking out policy loans should, before purchasing the policy, consult with and rely on a competent tax advisor about the tax risks inherent in such a strategy.

See "Tax Effects" on page 64. You should consult a qualified tax advisor for assistance in all policy-related tax matters.


Risk of Increases in Charges

Certain fees and charges assessed against the policy are currently at levels below the guaranteed maximum levels. We may increase these fees and charges up to the guaranteed maximum level. If fees and charges are increased, the risk that the policy will lapse increases and You may have to increase the premiums to keep the policy inforce.

Portfolio Risks
A comprehensive discussion of the risks of each portfolio may be found in each portfolio's prospectus. Please refer to the portfolios' prospectuses for more information.

There is no assurance that any portfolio will achieve its stated investment objective.

                                                           Fee Table

The following tables describe the fees and expenses that You will pay when buying, owning, and surrendering the policy.  The first table describes the fees and expenses that You will pay at the time You buy the policy, make premium payments, take cash withdrawals, surrender the policy, exercise certain riders or transfer policy funds between investment divisions.
---------------------------------------------------------------------------------------------------------------------------------
                                                        Transaction Fees
---------------------------------------------------------------------------------------------------------------------------------
              Charge                    When Charge Is Deducted                           Amount Deductedi
---------------------------------------------------------------------------------------------------------------------------------
                                                                          Maximum Guaranteed              Current Charge
                                                                                Charge
                                   ----------------------------------------------------------------------------------------------
Premium Charge                     Upon receipt of a premium        5.0% of each premium          5.0% of each premium
                                   payment.                         payment in all policy years.  payment received in policy
                                                                                                  years 1 through 15.

                                   ----------------------------------------------------------------------------------------------
Civil Service Allotment Service    Upon receipt of a premium        $0.46 from each bi-weekly     $0.46 from each bi-weekly
Charge                             payment where Civil Service      premium payment.              premium payment.
                                   Allotment is chosen.
---------------------------------------------------------------------------------------------------------------------------------

Surrender Chargeiii                At the time of surrender or      $X.XX up to $XX.XX in the     $X.XX up to $XX.XX in the
(Deferred Sales Charge)            lapse that occurs (a) during the first policy year per $1,000  first policy year per $1,000
                                   first 14 policy years, or (b)    of face amount.iv             of face amount.iv
Minimum and Maximum                during the first 14policy years
                                   following any increase in face
                                   amount.
Charge for a male Insured issue    At the time of surrender or      $XX.XX per $1,000 of face     $XX.XX per $1,000 of face
age 40 in the nonsmoker            lapse that occurs (a) during the amount.                       amount.
premium class in the first policy  first 14 policy years, or (b)
year                               during the first 14 policy years

                                   following any increase in face
                                   amount.
---------------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal Charge          Upon partial withdrawal.         Lesser of $25 or 2% of        Lesser of $25 or 2% of the
                                                                    amount withdrawn on any       amount withdrawn on any
                                                                    withdrawal after the first    withdrawal after the first
                                                                    one in any policy year.       one in any policy year.
                                   ----------------------------------------------------------------------------------------------
Transfer Fees                      Upon transfer of any money       $25 on each transfer after    $0 on all transfers.
                                   from the investment divisions    the 12th transfer in any one
                                   or the General Account.          policy year.
---------------------------------------------------------------------------------------------------------------------------------


The next table describes the fees and expenses that You will pay periodically during the time that You own the policy, not including mutual fund portfolio fees and expenses.

---------------------------------------------------------------------------------------------------------------------------------
                       Periodic Fees Related to Owning the Policy Other than Portfolio Operating Expenses
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Amount Deductedi
---------------------------------------------------------------------------------------------------------------------------------
                Charge                   When Charge Is Deducted       Maximum Guaranteed              Current Charge
                                                                             Charge
---------------------------------------------------------------------------------------------------------------------------------

Cost of Insurance Deductionvi         On the policy date and on    $X.XX up to $XX.XX per    $XX.XX up to XX.XX per $1,000
                                      every monthly anniversary.   $1,000 of net amount at   of net amount at risk
                                                                   riskvii                    per month.

Minimum and Maximum - The
current charge (as shown) varies
depending on Your initial face
amount of insurance.

Charges for a male Insured issue      On the policy date and on    $X.XX per $1,000 of net   $X.XXper $1,000 of net amount at
age 40 in the nonsmoker premium class every monthly anniversary.   amount at risk per month. risk per month.
in the first policy year with an
initial specified face amount of
$375,000.

---------------------------------------------------------------------------------------------------------------------------------

Per Policy Expense Charge             On the policy date and on    $10 per month in all      $10 per month in all policy years..
                                      every monthly anniversary.   policy years.

---------------------------------------------------------------------------------------------------------------------------------

Per Unit Expense Charge               On the policy date and on    $XX per $1,000 of         $XX per $1,000 of Specified Face
                                      every monthly anniversary    Specified Face Amount     Amount per month
                                                                   per month

---------------------------------------------------------------------------------------------------------------------------------

Percent of Fund Value Charge          On the policy date and on    Annual rate of 0.90% of   Annual rate of 0.90% of the policy
                                      each monthly anniversary     the policy Separate       Separate Account assets  and
                                                                   Account assets and        General Account assets in policy
                                                                   General Account assets    years 1 - 10 and 0.10%
                                                                   in policy years 1-10 and  thereafter.
                                                                   0.10% thereafter.

---------------------------------------------------------------------------------------------------------------------------------
Loan Interest Spreadviii              On policy anniversary or     4.50% (annually) in       2.00% (annually) in policy years
                                      earlier, as applicableix     policy years 1-5; 0.00%   1-5; 0.00% (annually) thereafter.
                                                                   (annually) thereafter.
---------------------------------------------------------------------------------------------------------------------------------
Optional Rider Chargesx
---------------------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit Rider        On rider policy date and     $0.03 up to $0.09 per     $0.03 up to $0.09 per month per
                                      each monthly anniversary     month per $1,000 of       $1,000 of accidental death
Minimum and Maximum                   thereafter.                  accidental death benefit  benefit selected.
                                                                   selected.
Charge for a male Insured attained    On rider policy date and     $0.08 per month per       $0.08 per month per $1,000 of
age 40 in the nonsmoker premium       each monthly anniversary     $1,000 of accidental      accidental death benefit.
class in the first policy year        thereafter.                  death benefit.
following the rider policy date.
---------------------------------------------------------------------------------------------------------------------------------

Accelerated Benefit Rider -           At the time a benefit is              $200.00                       $200.00v
Terminal Illness                      paid out.

---------------------------------------------------------------------------------------------------------------------------------

Accelerated Benefit Rider -           At the time a benefit is              $200.00                       $200.00v
Chronic Illness                       paid out.

---------------------------------------------------------------------------------------------------------------------------------
Children's Insurance Rider 2          On rider policy date and     $0.50 per month per       $0.50 per month per $1,000 of
                                      each monthly anniversary     $1,000 of Children's      Children's Insurance benefit.
                                      thereafter.                  Insurance benefit. xi
---------------------------------------------------------------------------------------------------------------------------------
Flexible Disability Benefit Rider     On rider policy date and     $0.27 up to $0.80 per     $0.27 up to $0.80 per month per
                                      each monthly anniversary     month per $10 of          $10 of monthly benefit.
                                      thereafter until the policy  monthly benefit.
Minimum and Maximum                   anniversary on which the
                                      Insured reaches attained
                                      age 60.

Charge for a male Insured issue age   On rider policy date and     $0.50 per month per $10   $0.50 per month per $10 of
40 in the nonsmoker premium class.    each monthly anniversary     of monthly benefit.       monthly benefit.
                                      thereafter until the policy
                                      anniversary on which the
                                      Insured reaches attained
                                      age 60.
---------------------------------------------------------------------------------------------------------------------------------
Guaranteed Insurability Rider         On rider policy date and     $0.05 up to $0.17 per     $0.05 up to $0.17 per $1,000 of
                                      each monthly anniversary     month per $1,000 of       Guaranteed Insurability benefit
                                      thereafter.                  Guaranteed Insurability   elected.
Minimum and Maximum                                                benefit elected.

Charge for a male Insured issue age   On rider policy date and     $0.13 per month per       $0.13 per month per $1,000 of
30 in the nonsmoker premium class     each monthly anniversary     $1,000 of Guaranteed      Guaranteed Insurability benefit
                                      thereafter.                  Insurability benefit      elected.
                                                                   elected.
---------------------------------------------------------------------------------------------------------------------------------
Waiver of Charges Rider               On rider policy date and     $0.01 up to $0.12 per     $0.01 up to $0.12 per month per
                                      each monthly anniversary     month per $1,000 of       $1,000 of face amount.
                                      thereafter.                  face amount.
Minimum and Maximum
Charge for a male Insured issue age   On rider policy date and     $0.02 per month per       $0.02 per month per $1,000 of
40 in the nonsmoker premium class     each monthly anniversary     $1,000 of face amount.    face amount.
in the first policy year              thereafter.
---------------------------------------------------------------------------------------------------------------------------------

Premium Guarantee Rider               On rider policy date and     XX.XX per $1,000 of       $XX.XX per $1,000 of specified
                                      each monthly anniversary     specified face amount of  face amount of insurance during
                                      thereafter                   insurance during all      policy years 1-10.
                                                                   policy years.

                                                                   X.XX per $1,000 of        X.XX per $1,000 of specified face
Charge for a male Insured issue age                                specified face amount of  amount of insurance
40 in the nonsmoker premium class                                  insurance
in the first policy year.

---------------------------------------------------------------------------------------------------------------------------------

i Some of these charges are rounded off in accordance with regulations of the U.S. Securities and Exchange Commission. Actual charges may be somewhat higher or lower.

ii The premium charge percentage is based on the initial face amount at the time of issue and does not increase or decrease if there is a subsequent change in the face amount of the policy.

iii The surrender charge varies based upon the sex, issue age, and rating class of the Insured person on the issue date. The surrender charges shown in the table may not be representative of the charges that You will pay. Your policy's data page will indicate the surrender charge applicable to Your policy. For more detailed information concerning Your surrender charges, please contact Our Executive Office.

iv These charges decrease gradually in policy years 2 through 14 to $0.00 for policy years 15 and thereafter. An increase in face amount establishes a new surrender charge schedule for the amount of the increase in face amount based upon the attained age and rating class at the time the face amount increase becomes effective.

v We charge an administrative fee of $200 at the time benefits are paid from this rider.

vi The cost of insurance rate varies based upon the sex, attained age, and rating class of the Insured person at the time of the charge. The cost of insurance deductions shown in the table may not be representative of the charges that You will pay. Your policy's data page will indicate the maximum guaranteed cost of insurance deduction applicable to Your policy. For more detailed information concerning Your cost of insurance deductions, please contact Our Executive Office.

vii As of any monthly anniversary, the net amount at risk is the death benefit less the policy fund (after all deductions for that monthly anniversary, except the cost of insurance deduction).

viii The Loan Interest Spread is the difference between the amount of interest We charge You for a loan (guaranteed not to exceed a maximum of 8.00% annually) and the amount of interest We credit to the amount in Your loan account (which is 3.0% annually).

ix While a policy loan is outstanding, loan interest is charged in arrears on each policy anniversary or, if earlier, on the date of loan repayment, policy lapse, surrender, policy termination, or the Insured's death.

x Charges for these riders may vary based on the policy duration, Insured's issue or attained age, sex, risk class, and benefit amount. Charges based on attained age may increase as the Insured ages. The rider charges shown in the table may not be typical of the charges You will pay. Your policy's specification page will indicate the rider charges applicable to Your policy, and more detailed information concerning these rider charges is available upon request from Our Executive Office.

xi Regardless of the number of children or their age, up through age 18



The next item shows the lowest and highest total operating expenses deducted from portfolio assets (before waiver or reimbursement) during the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.


Total Annual Portfolio Operating Expenses:

------------------------------------------------------------------------ --------------------- ----- --------------------
                                                                                Lowest                     Highest
------------------------------------------------------------------------ --------------------- ----- --------------------

Total Annual Portfolio Operating Expenses 1 (total of all expenses that are deducted from portfolio assets, including management fees,

distribution or service fees (12b-1 fees), and other expenses)                  X.XX%                      X.XX %

------------------------------------------------------------------------ --------------------- ----- --------------------

Net Annual Portfolio Operating Expenses After Contractual Waivers and
Reimbursements 2 (expenses that are deducted from portfolio assets, including management fees, 12b-1 fees and other

expenses)                                                                       X.XX %                     X.XX %

------------------------------------------------------------------------ --------------------- ----- --------------------

1 The portfolio expenses used to prepare this table were provided to Midland
National by the funds or their fund managers. Midland National has not independently verified such information. The expenses reflect those incurred as of December 31, 2007. Current or future expenses may be greater or less than those shown.
2 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for the Lord Abbett International portfolio that require a portfolio's investment advisor to reimburse or waive certain portfolio expenses through the fiscal year ending December 31, 2008.


These fees and expenses are paid out of the assets of the portfolio companies. A comprehensive discussion of the risks, charges and expenses of each portfolio company may be found in the portfolio company's prospectus. You can obtain a current copy of the portfolio companies' prospectuses by contacting Us at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                              Phone: (800) 272-1642
                               Fax: (605) 335-3621


For information concerning compensation paid for the sale of the policies, see "Distribution of the Policies" on page 78.

                     SUMMARY OF VARIABLE UNIVERSAL LIFE - DB


DEATH BENEFIT OPTIONS


Variable Universal Life - DB provides life insurance on the Insured person. If the policy is inforce We will pay a death benefit when the Insured person dies. You can choose between two death benefit options:


      o Option 1: death benefit equals the face amount of the insurance policy. This is sometimes called a "level" death benefit.

      o Option 2: death benefit equals the face amount plus the policy fund. This is sometimes called a "variable" death benefit.


The death benefit may be even greater in some circumstances. See "Death Benefit" on page 27.


We deduct any policy debt and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.


The minimum face amount is $50,000.





You may change the death benefit option You have chosen. You may also increase or decrease the face amount of Your policy, within limits.

FLEXIBLE PREMIUM PAYMENTS

You may pay premiums whenever and in whatever amount You want, within certain limits. We require an initial premium at issue which is at least equal to one month's no lapse guarantee premium. The no-lapse guarantee premium is based on the policy's face amount and the Insured person's age, sex and underwriting class. We are not required to accept any premium or a premium payment of less than $50.00; however under current Company practice, if paid by monthly bank draft, We will accept a payment as low as $30.00.


You may choose a planned periodic premium. But payment of the planned premiums may not ensure that Your policy will remain inforce. Additional premiums may be required to keep Your policy from lapsing. You need not pay premiums according to the planned schedule. Whether Your policy lapses or remains inforce can depend on the amount of Your policy fund (less any policy debt and surrender charge). The policy fund, in turn, depends on the investment performance of the investment divisions You select. (The policy fund also depends on the premiums You pay and the charges We deduct.) However, You can ensure that Your policy stays inforce during the no lapse guarantee period by paying premiums equal to those required to meet the accumulated no lapse guarantee premium requirements described in "Premium Provisions During The No Lapse Guarantee Period" on page 32.


INVESTMENT CHOICES


You may allocate Your policy fund to up to ten of the 62 available investment divisions.

You bear the complete investment risk for all amounts allocated to any of these investment divisions. For more information, see "The Funds" on page 42. You may also allocate Your policy fund to Our General Account, where We guarantee the safety of principal and a minimum interest rate. See the "THE GENERAL ACCOUNT" on page 57.


YOUR POLICY FUND


Your policy fund begins with Your first premium payment. From Your premium We deduct a premium charge, any per premium expenses as described in the "Deductions From Your Premiums" section on page 58 and the first monthly deduction as described in the "Monthly Deductions From Your Policy Fund" section on page 59. The balance of the premium is Your beginning policy fund.


Your policy fund reflects:

      o     the amount and frequency of premium payments,

      o deductions for the cost of insurance, additional benefits, and other charges,

      o     the investment performance of Your chosen investment divisions,

      o     interest earned on amounts allocated to the General Account,

      o     the impact of loans, and

      o     the impact of partial withdrawals.


There is no guaranteed policy fund for amounts allocated to the investment divisions. See "Deductions From Your Premiums" on page 58.


Transfers

You may transfer Your policy fund among the investment divisions and between the General Account and the various investment divisions. Transfers take effect when We receive Your request. We require a minimum amount for each transfer, usually $200. Currently, We allow an unlimited number of free transfers. We reserve the right to charge a $25 fee for each transfer after the 12th in a policy year. There are other limitations on transfers to and from the General Account. See "Transfers Of Policy Fund" on page 50. Completed transfer requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners.


Policy Loans

You may borrow up to 92% of Your cash surrender value (the policy fund less the surrender charge) minus any policy debt. Your policy will be the sole security for the loan. Your policy states a minimum loan amount, usually $200. Policy loan interest accrues daily at an annually adjusted rate. See "Policy Loans" on page 55. Policy loan interest is generally not tax deductible on policies owned by an individual. There may be federal tax consequences for taking a policy loan. See "Tax Effects" on page 64.


Withdrawing Money

You may make a partial withdrawal from Your policy fund. The current minimum withdrawal amount is $200. The maximum partial withdrawal You can make in the first policy year is 50% of the net cash surrender value; thereafter it is 90% of the net cash surrender value. The net cash surrender value is the policy fund minus any surrender charge minus any policy debt. Withdrawals are subject to other requirements. If You make more than one withdrawal in a policy year, then We deduct a service charge (no more than $25) for each subsequent withdrawal. See "Withdrawing Money From Your Policy Fund" on page 56. Withdrawals and surrenders may have negative tax effects. See "Tax Effects" on page 64. Completed partial withdrawal requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed partial withdrawal request after the close of regular trading on the New York Stock Exchange, We will process the partial withdrawal request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange. Withdrawals are affected at unit values determined at the close of business on the day the withdrawal takes effect.


Surrendering Your Policy

You can surrender Your policy for cash and then We will pay You the net cash surrender value. A surrender charge will be deducted if You surrender Your policy or allow it to lapse during the surrender charge period. It is possible that You will receive no net cash surrender value if You surrender Your policy, especially in the first few policy years. See "Surrendering Your Policy" on page 57.Taxes and a tax penalty may apply. See "Tax Effects" on page 64.


Completed surrender requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender request after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a 5.0% premium charge from each premium payment. We currently intend to eliminate this charge after the 15th policy year, but we reserve the right to continue the charge for all policy years. This charge partially reimburses Us for the selling and distribution costs of this policy and for premium taxes We pay. If You elect to pay premiums by Civil Service Allotment, We also deduct a 46(cent) (forty-six cents) service charge from each premium payment. See "Deductions From Your Premiums" on page 58.


Deductions From Your Policy Fund
Certain amounts are deducted from Your policy fund monthly. These are:


      o     a per policy expense charge of $10.00;

      o a cost of insurance deduction. The amount of this charge is based on the Insured person's attained age, sex, risk class, and the amount of insurance under Your policy;

      o a per unit expense charge that varies depending on the Insured's issue age, sex and underwriting class; a percent of fund value at an annual rate of 0.90% of the assets in every investment division and the General Account in the first 10 policy years and 0.10% after the 10th policy year; and

      o     charges for additional benefits.

In addition, We deduct fees when You make:

      o a partial withdrawal of net cash surrender value more than once in a policy year or

      o more than twelve transfers a year between investment divisions. (We currently waive this charge). See "Monthly Deductions From Your Policy Fund" on page 59.




Surrender Charge

We deduct a surrender charge only if You surrender Your policy for its net cash surrender value or let Your policy lapse during the first 14 policy years. If You keep this policy inforce for longer than 14 years, then You will not incur a surrender charge on the original face amount of insurance. As explained in the section entitled "Surrender Charge" on page 62 a face amount increase will result in a new 14 year surrender charge period on the amount of the increase.

The surrender charge varies by the issue age, sex and class of the Insured at the time of issue. The per $1,000 of face amount surrender charge is highest in the first year of Your policy and decreases to $0.00 after the end of 14 policy years. For example, a male with an issue age of 40 and a class of preferred nonsmoker will have a first year surrender charge of $XX.XX per $1,000 of the face amount, but a male with an issue age of 65 and a class of preferred nonsmoker will have a first year surrender charge of $XX.XX per $1,000 of the face amount. The maximum first year surrender charge for all issue ages, sexes and classes is $XX.XX per $1,000 of the face amount. The $XX.XX per $1,000 surrender charge occurs for males issued at a smoker class with issue ages at 58 or older.

The surrender charge at the time of surrender is determined by multiplying the surrender charge listed in Your policy form, for the appropriate policy year, times the appropriate face amount of insurance and dividing by 1,000. If You decrease Your face amount after Your policy is issued, the surrender charge will not change. If You increase Your face amount after Your policy is issued, We will send You an endorsement, which specifies the surrender charges for the amount of the increase. See "Surrender Charge" on page 62 for a full description of how the new surrender charges are determined for a face amount increase and for examples of the surrender charges for various issue ages, sexes and classes.


ADDITIONAL INFORMATION ABOUT THE POLICIES

Your Policy Can Lapse

Your policy remains inforce if the net cash surrender value can pay the monthly deductions. In addition, during the no lapse guarantee period, Your policy will remain inforce as long as You meet the applicable no lapse guarantee premium requirements. However, the policy can lapse (1) during the no lapse guarantee period if You do not meet the no lapse guarantee premium requirement and (2) after the no lapse guarantee period no matter how much You pay in premiums, if the net cash surrender value is insufficient to pay the monthly deductions (subject to the grace period) and You did not elect the Premium Guarantee Rider or the rider does not prevent lapse. See "Your Policy Can Lapse" on page 71.


Correspondence and Inquiries
You can write to Us at Our Executive Office to pay premiums, send correspondence or take any other action, such as transfers between investment divisions, or changes in face amount, regarding Your policy. Our Executive Office is located at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                                 (800) 272-1642

You may send correspondence and transaction requests to Us at Our Executive Office. If You are submitting an administrative request, please fax it to (605) 335-3621. Any administrative requests sent to another number or address may not be considered received in Our Executive Office and will not receive that day's price. Some examples of administrative requests would be:

     o    Partial withdrawals
     o    Ownership changes
     o    Beneficiary changes
     o    Collateral Assignments
     o    Address changes'
     o    Loan/Surrender Requests
     o    Request for general policy information.

If You are submitting a transaction request, please fax it to (605) 373-8557. Any transaction requests sent to another number or address may not be considered received in Our Executive Office and will not receive that day's price. Some examples of transaction requests would be:

     o    Transfers among funds
     o    Fund or General Account additions/deletions
     o    Premium allocation changes
     o    Monthly deduction changes
     o    Dollar Cost Averaging set-up
     o    Portfolio rebalancing set-up

The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We may record all telephone requests. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the policy owner by name, social security number, date of birth of the owner or the Insured, or other identifying information. Accordingly, We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe are genuine. Facsimile and telephone correspondence and transaction requests may not always be available. Facsimile and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay Our receipt of Your request. If You are experiencing problems, You should make Your correspondence and transaction request in writing. There are risks associated with requests made by facsimile or telephone when the original request is not sent to Our Executive Office. You bear these risks.

State Variations

Certain provisions of the policies may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in Your state. See Your policy for specific variations since any such variations will be included in Your policy or in riders or endorsements attached to Your policy. See Your agent or contact Our Executive Office for additional information that may be applicable to Your state.


Tax-Free "Section 1035" Exchanges

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both policies carefully. Remember that if You exchange another policy for the one described in this prospectus, You might have to pay a surrender charge and income taxes, including a possible penalty tax, on Your old policy, and there will be a new surrender charge period for this policy and other charges may be higher (or lower) and the benefits may be different. You should not exchange another policy for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this policy (that person will generally earn a commission if You buy this policy through an exchange or otherwise). You should consult with and rely upon a tax advisor if You are considering a policy exchange. See "Tax Effects" on page 64.

DETAILED INFORMATION ABOUT VARIABLE UNIVERSAL LIFE - DB


INSURANCE FEATURES


This prospectus describes Our Variable Universal Life - DB policy. There may be contractual variances because of requirements of the state where Your policy is delivered.


How the Policies Differ From Whole Life Insurance

Variable Universal Life - DB provides insurance coverage with flexibility in death benefits and premium payments. It enables You to respond to changes in Your life and to take advantage of favorable financial conditions. The policy differs from traditional whole life insurance because You may choose the amount and frequency of premium payments, within limits.

In addition, Variable Universal Life - DB has two death benefit options. You may switch back and forth between these options. Variable Universal Life - DB also allows You to change the face amount without purchasing a new insurance policy. However, evidence of insurability may be required.

Variable Universal Life - DB is "variable" life insurance because the policy fund and other benefits will vary up or down depending on the investment performance of the investment divisions You select. You bear the risk of poor investment performance, but You get the benefit of good performance.


Application for Insurance

To apply for a policy You must submit a completed application. We decide whether to issue a policy based on the information in the application and Our standards for issuing insurance and classifying risks. If We decide not to issue a policy, then We will return the sum of premiums paid plus interest credited. The maximum issue age is 75.


There may be delays in Our receipt of applications that are outside of Our control because of the failure of the selling broker-dealer or life insurance agent to forward the application to Us promptly, or because of delays in determining that the policy is suitable for You. Any such delays will affect when Your policy can be issued and when Your net premium is allocated among Our General Account and/or investment divisions.

We offer other variable life insurance policies that have different death benefits, policy features, and optional benefits. However, these other policies also have different charges that would affect Your investment performance and policy fund. To obtain more information about these other policies, contact Our Executive Office.

Death Benefit
As long as Your policy remains inforce, We will pay the death benefit to the beneficiary when the Insured dies (outstanding indebtedness will be deducted from the proceeds). As the owner, You may choose between two death benefit options:

      o Option 1 provides a benefit that equals the face amount of the policy. This "level" death benefit is for owners who prefer insurance coverage that does not vary in amount and has lower insurance charges. Except as described below, the option 1 death benefit is level or fixed at the face amount.

      o Option 2 provides a benefit that equals the face amount of the policy plus the policy fund on the day the Insured person dies. This "variable" death benefit is for owners who prefer to have investment performance reflected in the amount of their insurance coverage. Under option 2, the value of the death benefit fluctuates with Your policy fund.



Under either option, the length of time Your policy remains inforce depends on the net cash surrender value of Your policy and whether You meet the no lapse guarantee period requirements. Your coverage lasts as long as Your net cash surrender value can cover the monthly deductions from Your policy fund. In addition, during the no lapse guarantee period. Your policy remains inforce if the sum of Your premium payments (minus any loans or withdrawals) is greater than the sum of the monthly no lapse guarantee premiums for all of the policy months since the policy was issued. After the no lapse guarantee period, if you have elected the Premium Guarantee Rider and the premium guarantee account is greater than policy debt on each monthly anniversary, then the policy will remain inforce.

Under both death benefit options, federal tax law may require a greater benefit. The section 7702 minimum death benefit is the minimum death benefit Your policy must have to qualify as life insurance under section 7702 of the Internal Revenue Code. The policy has two life insurance qualification tests - the cash value accumulation test and the guideline minimum premium test. You must choose a test on Your application and, once chosen, You can never change Your test.

These tests determine the section 7702 minimum death benefit. If You do not want limits (subject to Company minimums and maximums and the policy becoming a Modified endowment contract), on the amount of premium You can pay into the policy, the cash value accumulation test is usually the best choice. Under the cash value accumulation test, the section 7702 minimum death benefit is the accumulation value of Your policy (Your policy fund) by a net single premium factor that is based on the Insured's attained age, sex and underwriting class. A table of net single premium factors and some examples of how they work are in the statement of additional information which is available free upon request (see back cover).

The guideline premium test will usually result in a lower section 7702 minimum death benefit than the cash value accumulation test. Your choice depends on the premiums You want to pay. THE GUIDELINE PREMIUM TEST IS THE DEFAULT TEST FOR YOUR POLICY, AND HISTORICALLY HAS BEEN THE MORE POPULAR CHOICE. Under the guideline premium test, the section 7702 minimum death benefit is the accumulation value of Your policy (Your policy fund) times a death benefit percentage. The death benefit percentage varies by the attained age of the insured(s) at the start of the policy year and declines as the Insured gets older (this is referred to as the "corridor" percentage). The section 7702 minimum death benefit will be Your policy fund on the day the Insured dies multiplied by the corridor percentage for his or her age. For this purpose, age is the attained age (last birthday) at the beginning of the policy year of the Insured's death. A table of corridor percentages and some examples of how they work are in the Statement of Additional Information, which is available free upon request (see back cover).

The investment performances of the investment divisions and the interest earned in the General Account affect Your policy fund. Therefore, the returns from these investment options can affect the length of time Your policy remains inforce.


The minimum initial face amount is $50,000.



Notice and Proof of Death
We require satisfactory proof of the Insured person's death before We pay the death benefit. That can be a certified copy of a death certificate, a written statement by the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to Us.

Payment of Death Benefits
In most cases, when a death benefit is paid in a lump sum We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account" for the beneficiary, in the amount of the death benefit proceeds. We will send the beneficiary a checkbook and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not Insured by the FDIC or any government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

Maturity Benefit

If the Insured person is still living on the maturity date, We will pay You the policy fund minus any outstanding loans. The policy will then end. The maturity date is the policy anniversary after the Insured person's 120th birthday. In certain circumstances, the tax consequences of continuing Your policy beyond the Insured person's 100th birthday are unclear and You should consult a tax advisor about these consequences.. See "Maturity Date" on page 72.

Changes In Variable Universal Life - DB
Variable Universal Life - DB gives You the flexibility to choose from a variety of strategies that enable You to increase or decrease Your insurance protection.


A reduction in face amount lessens the emphasis on a policy's insurance coverage by reducing both the death benefit and the amount of pure insurance provided. The amount of pure insurance is the difference between the policy fund and the death benefit. This is the amount of risk We take. A reduced amount at risk results in lower cost of insurance deductions from Your policy fund.

A partial withdrawal reduces the policy fund and may reduce the death benefit, while providing You with a cash payment, but generally does not reduce the amount at risk. Choosing not to make premium payments may have the effect of reducing the policy fund. Under death benefit option 1, reducing the policy fund increases the amount at risk (thereby increasing the cost of insurance deductions) while leaving the death benefit unchanged; under death benefit option 2, reducing the policy fund decreases the death benefit while leaving the amount at risk unchanged.

Increases in the face amount have the exact opposite effect of decreases.

Changing The Face Amount of Insurance
You may change the face amount of Your policy by submitting a fully completed policy change application to Our Executive Office. You can only change the face amount twice each policy year. All changes are subject to Our approval and to the following conditions.

For increases:

      o     Increases in the face amount must be at least $25,000.

      o To increase the face amount, You must provide a fully completed policy change application and satisfactory evidence of insurability. If the Insured person has become a more expensive risk, then We charge higher cost of insurance fees for the additional amounts of insurance (We reserve the right to change this procedure in the future).

      o Monthly cost of insurance deductions from Your policy fund will increase. There will also be a surrender charge increase. These begin on the date the face amount increase takes effect.

      o The right to examine this policy does not apply to face amount increases. (It only applies when You first purchase the policy).

      o There will be an increase in the no lapse guarantee premium requirements.

      o     There will be an increase in the Premium Guarantee Rider.

      o     A new surrender charge period will apply to the face amount increase


For decreases:

      o     The surrender charge remains unchanged at the time of decrease.

      o You cannot reduce the face amount below the minimum issue amounts as noted on the schedule of policy benefits page of Your policy.

      o Monthly cost of insurance deductions from Your policy fund will decrease.

      o The federal tax law may limit a decrease in the face amount. If that limit applies, then Your new death benefit will be Your policy fund multiplied by the corridor percentage the federal tax law specifies for the Insured's age at the time of the change.

      o If You request a face amount decrease after You have already increased the face amount at substandard (i.e., higher) cost of insurance deductions, and the original face amount was at standard cost of insurance deductions, then We will first decrease the face amount that is at substandard higher cost of insurance deductions. We reserve the right to change this procedure.

      o There will be no decrease in the no lapse guarantee premium requirement.

      o     There will be no decrease in the Premium Guarantee Rider.

Changing the face amount may have tax consequences. See "Tax Effects" on page
64. You should consult a tax advisor before making any change.


Changing Your Death Benefit Option
You may change Your death benefit option from option 1 to option 2 by submitting a fully completed policy change application to Our Executive Office. We require satisfactory evidence of insurability to make this change. If You change from option 1 to option 2, the face amount decreases by the amount of Your policy fund on the date of the change. This keeps the death benefit and net amount at risk the same as before the change. We may not allow a change in death benefit option if it would reduce the face amount below the minimum issue amounts, as noted on the schedule of policy benefits page of Your policy.

You may change Your death benefit option from option 2 to option 1 by sending a written request to Our Executive Office. If You change from option 2 to option 1, then the face amount increases by the amount of Your policy fund on the date of the change. These increases and decreases in face amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk. This is the amount on which the cost of insurance deductions are based.

Changing the death benefit option may have tax consequences. You should consult a tax advisor before making any change.

When Policy Changes Go Into Effect
Any changes in the face amount or the death benefit option will go into effect on the monthly anniversary after the date We approved Your request. After Your request is approved, You will receive a written notice showing each change. You should attach this notice to Your policy. We may also ask You to return Your policy to Us at Our Executive Office so that We can make a change. We will notify You in writing if We do not approve a change You request. For example, We might not approve a change that would disqualify Your policy as life insurance for income tax purposes.


Policy changes may have negative tax consequences. See "Tax Effects" on page 64. You should consult a tax advisor before making any change.


Flexible Premium Payments
You may choose the amount and frequency of premium payments, within the limits described below.

Even though Your premiums are flexible, Your policy's Schedule of Policy Benefits page will show a "planned" periodic premium. You determine the planned premium when You apply and can change it at any time. You will specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may be monthly if paid by pre-authorized check. Premiums may be bi-weekly if paid by Civil Service Allotment. If You decide to make bi-weekly premium payments, We will assess the Civil Service Allotment Service Charge of $0.46 per bi-weekly premium. The planned premiums may not be enough to keep Your policy inforce.

The insurance goes into effect when We receive Your initial minimum premium payment (and approve Your application). We determine the initial minimum premium based on:

      1)    the age, sex and premium class of the Insured,

      2)    the initial face amount of the policy, and

      3)    any additional benefits selected.

All premium payments should be payable to Midland National. After Your first premium payment, all additional premiums should be sent directly to Our Executive Office.

We will send You premium reminders based on Your planned premium schedule. You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, You may pay premiums at any time. Amounts must be at least $50, unless made by a pre-authorized check. Under current Company practice, amounts made by a pre-authorized check can be as low as $30.

Payment of the planned premiums does not guarantee that Your policy will stay inforce. Additional premium payments may be necessary. The planned premiums increase when the face amount of insurance increases. If You send Us a premium payment that would cause Your policy to cease to qualify as life insurance under federal tax law, We will notify You and return that portion of the premium that would cause the disqualification.

Premium Provisions During The No Lapse Guarantee Period

During the no lapse guarantee period, You can keep Your policy inforce by meeting a no lapse premium requirement. The no lapse guarantee period lasts until the 15th policy anniversary for issue ages of 55 or less; for policies issued with issue ages of 56 or more, it is 5 policy years. A monthly no lapse guarantee premium is shown on Your Schedule of Policy Benefits page. (This is not the same as the planned premiums). The no lapse guarantee premium requirement will be satisfied if the sum of premiums You have paid, less Your loans or withdrawals, is equal to or greater than the sum of the monthly no lapse guarantee premiums required on each monthly anniversary. The no lapse guarantee premium increases when the face amount increases.


During the no lapse guarantee period, Your policy will enter a grace period and lapse if:

      o the net cash surrender value cannot cover the monthly deductions from Your policy fund; and

      o the total premiums You have paid, less Your loans or withdrawals, are less than the total monthly no lapse guarantee premiums required to that date.

Remember that the net cash surrender value is Your policy fund minus any surrender charge and minus any outstanding policy debt.

This policy lapse can occur even if You pay all of the planned premiums.

Premium Provisions After The No Lapse Guarantee Period. After the no lapse guarantee period, Your policy will enter a grace period and lapse if the net cash surrender value cannot cover the monthly deductions from Your policy fund. Paying Your planned premiums may not be sufficient to maintain Your policy because of investment performance, charges and deductions, policy changes or other factors. Therefore, additional premiums may be necessary to keep Your policy inforce.


Premium Provisions During the Premium Guarantee Period. If you elect the Premium Guarantee Rider, you will choose a guarantee period that will be until you reach age 100 or some other specified period. If the Premium Guarantee Rider is elected and as long as the premium guarantee account, less any loans is positive, even if there is a negative value in the base contract fund, the policy will stay inforce during the premium guarantee period if the policy is beyond the base no lapse guarantee period. The Premium Guarantee Rider has no affect during the no lapse guarantee period.


Allocation of Premiums
Each net premium will be allocated to the investment divisions or to Our General Account on the later of the day We receive Your premium payment at Our Executive Office (if We receive it before the close of regular trading on the New York Stock Exchange (usually, 3:00 p.m. Central Time)) or the record date. Any premium received before the record date will be held and earn interest in the General Account until the day after the record date. When this period ends, Your instructions will dictate how We allocate the net premium.


The net premium is the premium minus a premium charge and any expense charges (the first monthly deduction is also taken from the initial premium). Each net premium is put into Your policy fund according to Your instructions. Your policy application may provide directions to allocate net premiums to Our General Account or the investment divisions. You may not allocate Your policy fund to more than 10 investment divisions at any one point in time. Your allocation instructions will apply to all of Your premiums unless You write to Our Executive Office with new instructions. You may also change Your allocation instructions by calling Us at (800) 272-1642 or faxing Us at (605) 373-8557. Changing Your allocation instructions will not change the way Your existing policy fund is apportioned among the investment divisions or the General Account. Allocation percentages may be any whole number from 0 to 100. The sum of the allocation percentages must equal 100. Of course, You may choose not to allocate a premium to any particular investment division. See "THE GENERAL ACCOUNT" on page 57.


Additional Benefits
You may include additional benefits in Your policy. Certain benefits result in an additional monthly deduction from Your policy fund. You may cancel these benefits at any time. However, canceling these benefits may have adverse tax consequences and You should consult a tax advisor before doing so. The following briefly summarizes the additional benefits that are currently available:

      (1) Waiver of Charges Rider: This benefit can be selected at the time of application or added to an inforce policy with proof of insurability. With this benefit, We waive monthly deductions from the policy fund during the total disability of the Insured, if the Insured person becomes totally disabled on or after his/her 15th birthday and the disability continues for at least 6 months. If a disability starts before the policy anniversary following the Insured person's 60th birthday, then We will waive monthly deductions for as long as the disability continues.


      (2) Flexible Disability Benefit Rider: This benefit must be selected at the time of application. With this benefit, We pay a set amount into Your policy fund each month if the Insured person is disabled (the amount is on Your Schedule of Policy Benefits page). The benefit is payable when the Insured person becomes totally disabled on or after their 15th birthday and the disability continues for at least 6 months. The disability must start before the policy anniversary following the Insured person's 60th birthday. The benefit will continue for as long as the disability lasts or until the Insured person reaches age 65, whichever is earlier. If the amount of the benefit paid into the policy fund is more than the amount allowed under the income tax code, the monthly benefit will be paid to the Insured.


      (3) Accidental Death Benefit Rider: This rider can be selected at the time of application or added to an inforce policy. We will pay an additional benefit if the Insured person dies from a physical injury that results from an accident, provided the Insured person dies before the policy anniversary that is within a half year of his or her 70th birthday.





      (4) Guaranteed Insurability Rider: This rider must be selected at the time of application. This benefit provides for additional amounts of insurance without further evidence of insurability.


      (5) Benefit Extension Rider: An Optional Benefit Extension Rider can prevent the policy from lapsing due to high amounts of policy debt, provided certain conditions are met, although the death benefit may be substantially reduced. There is no additional charge for this benefit.


You may elect this benefit while You meet the conditions listed below by sending Us written notice. When the benefit availability conditions listed below are satisfied and the policy debt is equal to or greater than 87% of the policy fund, We will send a written notice to Your last known address, at least once each policy year, that the benefit election is available to You. If You decide to elect this benefit at that time, You must send Us written notice within 30 days of the date We mail this notice.

This benefit is available only if all of the following conditions are met.

      1.    The policy has been in force for at least 15 policy years;

      2.    the Insured's policy age or attained age must be at least age 65;

      3.    You have made withdrawals of all Your premium; and

      4. policy debt does not exceed the benefit election amount as defined below.

      The benefit election amount is as follows:

      o 89% of the policy fund for policy ages or attained ages that are greater than or equal to age 65 but less than or equal to age 74;

      o 93% of the policy fund for policy ages or attained ages that are greater than or equal to age 75.

However, if You choose to take a loan or withdrawal that causes the policy debt to exceed the benefit election amount during the 30 days after the written notice has been sent, this benefit election will not be available.

The effective date of this benefit will be the monthly anniversary date that follows the date We receive Your written notice. The entire amount of Your policy fund must be allocated to the General Account on and after the effective date. If You have any portion of the policy fund in the Separate Account on the effective date, We will transfer it to Our General Account on that date. No transfer charge will apply to this transaction and it will not count toward the maximum number of transfers allowed in a policy year.

The benefit extension period begins as of the effective date of the rider and ends on the earlier of:


      a)    the Insured's death; or

      b)    surrender of the policy; or

      c)    the date any loans or withdrawals are taken.

During the benefit extension period:


      1. We guarantee Your policy will remain in force until the Insured's death provided the policy is not terminated due to surrender, and You do not take loans or withdrawals after the effective date.


      2.    The excess policy debt provision in the policy will be suspended.

      3.    All monthly deductions will be taken from the General Account.

      4.    We will not allow any:

            (a)   premium payments; or

            (b)   transfers to the Separate Account; or

            (c)   face amount changes; or

            (d)   death benefit option changes.

      5. The death benefit option will be death benefit option 1, and the death benefit will be subject to the minimum death benefit provisions below.

      6. If the policy debt does not exceed the face amount as of the rider's effective date, the face amount will be decreased to equal the policy fund as of the effective date. We will send You an endorsement to reflect the new face amount.

      7. Any riders and supplemental benefits attached to the policy will terminate.

During the benefit extension period, the amount of the death benefit will be determined exclusively by death benefit option 1 and will be equal to the greater of the following amounts for the then current policy year:


      a. 100% of the policy fund as of the date We receive due proof of the Insured's death;

      b. The minimum amount of death benefit necessary for the policy to continue its qualification as a life insurance contract for federal tax purposes.

     In some circumstances, electing the benefit can cause Your policy to become a modified endowment contract. You should consult with and rely on a tax advisor when making policy changes, taking loans or withdrawals to help You avoid situations that may result in Your policy becoming a modified endowment contract.

     You may make loan repayments at anytime. Loan repayments will be allocated to the General Account. Interest charged on policy debt will continue to accrue during the benefit extension period. Making loan repayments does not terminate the rider.

     This Rider will terminate upon the earliest of:


      1.    The date of the Insured's death; or

      2.    The date You surrender the policy; or

      3. The date any loans or withdrawals are taken during the benefit extension period.


     Anyone contemplating the purchase of the policy with the Benefit Extension Rider should be aware that the tax consequences of the Benefit Extension Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Benefit Extension Rider causes the policy to be converted into a fixed policy. You should consult with and rely on a tax advisor as to the tax risk associated with the Benefit Extension Rider. See "Tax Effects" on page 64.


      (6) Children's Insurance Rider 2: This rider can be selected at the time of application or added to an inforce policy. This benefit provides term life insurance on the lives of the Insured person's children. This includes natural children, stepchildren, and legally adopted children, between the ages of 15 days and 18 years. They are covered until the Insured person reaches age 65 or the child reaches age 23, whichever is earlier.

      (7) Accelerated Benefit Rider - Terminal Illness: This rider is automatically included on all newly issued policies. This benefit provides the ability to accelerate a portion of Your Policy's Death Benefit as an Accelerated Death Benefit. The actual payment made is called the accelerated benefit payment.

You can choose to accelerate a portion of Your Policy's Death Benefit under this rider if the Insured person has a terminal illness (terminal illness is defined as a condition in which a Physician, as defined in the rider, has certified that the insured's life expectancy is 24 months or less - but this may be defined by a longer period of time if required by state law). Please refer to the actual rider form for our rights to require a second opinion from another Physician.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, We believe that for federal income tax purposes an advanced sum payment made under the Accelerated Death Benefit - Terminal Illness Rider, should be fully excludable from the gross income of the recipient, as long as the recipient is the Insured person under the policy (except in certain business contexts) and the insured person's life expectancy is 24 months or less, as certified by a licensed physician. You should consult a tax advisor if such an exception should apply. The tax consequences associated with reducing the death benefit after We pay an accelerated death benefit are unclear, however. You should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting an advanced sum payment under this rider.

The accelerated benefit payment will be equal to the following:

     1)   The accelerated death benefit, less
     2)   An amount for future interest, less
     3)   Any debt repayment amount, less
     4)   An administrative fee if we so choose (this fee may not exceed $200)

On the day We make the accelerated benefit payment, We will reduce the death benefit of Your Policy by the amount of the accelerated death benefit.

The face amount, any policy fund and any policy debt will be reduced by the ratio of 1. divided by 2., where 1. and 2. are as described below

      1.    accelerated death benefit on the election date.

      2.    death benefit immediately prior to the election date:

You can choose the amount of the death benefit to accelerate at the time of the claim. The maximum accelerated death benefit is 50% of the eligible death benefit (which is the death benefit of the policy) or $500,000, whichever is less.

Your ability to accelerate a portion of the death benefit is subject to the terms and conditions of the rider itself.

      (8.) Accelerated Benefit Rider - Chronic Illness: This rider is automatically included on all newly issued policies. This benefit provides the ability to accelerate a portion of Your policy's death benefit as an accelerated death benefit. The actual payment made is called the accelerated benefit payment.

You can choose to accelerate a portion of Your policy's death benefit under this rider if the Insured person is "Chronically Ill" as defined in the rider. Generally, "Chronically Ill" means that a Physician, as defined in the rider, has certified within the last 12 months that the insured (a) is permanently unable to perform, for at least 90 consecutive days, at least two out of six "Activities of Daily Living," which are Bathing, Continence, Dressing, Eating, Toileting, and Transferring or (b) has severe cognitive impairment (each as defined in the rider). Please refer to the actual rider for our right to require a second opinion from another Physician.

The tax consequences associated with receiving an accelerated benefit payment under the Accelerated Benefit Rider - Chronic Illness are unclear. It is possible that such distributions may be treated as taxable withdrawals. Moreover, the tax consequences associated with reducing the death benefit after We pay an accelerated death benefit are also unclear. You should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting an advanced sum payment under this rider.

The accelerated benefit payment will be equal to the following:

     1)   The accelerated death benefit, less
     2)   An amount for future interest and also expected mortality, less
     3)   Any debt repayment amount, less
     4)   An administrative fee if we so choose (this fee may not exceed $200)

On the date that We make an accelerated benefit payment, We will reduce the death benefit of Your policy by the amount of the accelerated death benefit. This will occur on each payment date if You choose to receive periodic payments under the accelerated death benefits for Chronic Illness.

The face amount, any policy fund and any policy debt will be reduced by the ratio of 1. divided by 2., where 1. and 2. are as described below

     1.   Accelerated death benefit on the election date.
     2.   death benefit immediately prior to the election date.

You can choose the amount of the death benefit to accelerate at the time of the claim. The maximum accelerated death benefit is 24% of the eligible death benefit (which is the death benefit of the policy plus the sum of any additional death benefits on the life of the Insured person provided by any eligible riders) at each election or $240,000, whichever is less. This amount may be smaller for a final election. An election is valid for 12 months and only one election can be made in that 12 month period.

Your ability to accelerate a portion of the death benefit is subject to the terms and conditions of the rider itself.

      (9) Premium Guarantee Rider - In states where approved, you may elect the Premium Guarantee Rider at issue. This riders provides a No-Lapse Guarantee period that is beyond the No-Lapse Guarantee period provided by your policy for the Specified Face Amount of Insurance. The length of the No Lapse Guarantee Period provided by this rider will extend to the earlier of (a) termination of the policy or rider, (b) the number of years selected by the policy owner, subject to any applicable state limitations, or (c) age 121 of the insured.

You will pay an additional fee for this rider, which varies based on the individual characteristics of the insured and the Specified Face Amount of Insurance. A change in the Specified Face Amount of Insurance may affect the cost of the rider. If You elect this rider, We restrict the investment options (see below Requirements for Premium & Fund Allocations).


If, on any monthly anniversary after the no lapse guarantee period, the rider's premium guarantee account value, less any policy loans is positive, even if there is a negative value in the base contract fund, then the policy will not enter the grace period or lapse due to its cash surrender value, even if the cash surrender value is insufficient to pay the monthly deduction. The Premium Guarantee Rider has no affect during the no lapse guarantee period.

The Premium Guarantee Account is equal to the accumulation at interest of:

      1. The premium guarantee account from the end of the previous Policy Month; plus

      2. Any premiums received during the current Policy Month, less the account premium load; minus

      3. The required premium deducted at the beginning of the current Policy Month; minus

      4. The account expense deducted at the beginning of the current Policy Month; minus

      5. The required rider amount deducted at the beginning of the current Policy Month; minus

      6. Any partial withdrawals of cash value made during the current Policy Month.

The initial premium guarantee account is equal to zero.

The Required Premium is determined on each Monthly Anniversary. It is equal to:
(a) multiplied by the difference between (b) and (c), divided by 1,000.

      (a)   The Account Premium Rate;

      (b)   The Death Benefit; and

      (c) The value of the Premium Guarantee Account after deducting the Required Rider Amount and any Account Expense.

The account expense is equal to $10.00 per month in all policy years plus a unit expense charge. The unit expense charge is equal to a unit expense factor times the specified face amount of insurance.

The Required Rider Amount is based on the additional benefits provided by any Riders to the Policy. The Required Rider Amount for this Rider is zero. The Required Rider Amount for any Term Rider is shown in the Schedule of Premium Guarantee Rider Amounts. The Required Rider Amount for all other riders will be the same as the Rider Charge that is deducted from the Policy Fund.

The account premium load varies based on the policy duration and the amount of premium you pay into your policy. It is equal to the sum of (a) plus (b) plus
(c), where (a), (b) and (c) are as follows:

      1. In policy year 1 it is 95% of the premium you pay in year 1 that is not in excess of the target premium; For policy years 2-10, it is 5% of the premium you pay in that policy year that is not in excess of the target premium; For policy years 10 and beyond, it is 2.5% of the premium you pay in that policy year that is not in excess of the target premium.

      2. In Policy year 1 it is 10% of the premium you pay in the policy year that is in excess of the target premium but less than 7 times target premium; For policy years 2-10, it is 5% of the premium you pay in that policy year that is in excess of the target premium, but les than 7 times target premium; For policy years 10 and beyond, it is 2.5% of the premium you pay in that policy year that is in excess of the target premium, but less than 7 times the target premium.

      3. In Policy year 1 it is 8% of the premium you pay in the policy year that is in excess of 7 times target premium; For policy years 2-10, it is 5% of the premium you pay in that policy year that is in excess of 7 times target premium; For policy years 10 and beyond, it is 2.5% of the premium you pay in that policy year that is in excess of 7 times the target premium.

The initial premium guarantee account is equal to zero.

The premium guarantee account is used only for the purpose of determining whether this rider is in force; it does not represent an independent dollar value that can be accessed by You. Further, it does not affect the calculation of the actual policy fund, cash value or any other value described in the policy.

Requirements for Premium & Fund Allocations:
If you elect this rider, the policy fund value and all premium allocations must be allocated in one of the following three ways:

      Option 1 - You can choose one of the Lifestyle funds that are available on this product. Currently, We offer five Fidelity Freedom funds "Lifestyle Fund". The Fidelity Freedom Income Portfolio is not available as one of the choices. Only one Lifestyle fund can be chosen at any time; or

      Option 2 - You can choose one of the five asset allocation models available on product. Currently, We offer 5 asset allocation models. Only one model can be chosen at any time; or

      Option 3 - You can have up to 25% of your fund value allocated to the General Account, unless you have chosen a DCA program that is for 12 or fewer months. If the DCA program is elected, You can have more than 25% allocated to the General Account while the DCA program is in effect.

You can choose to allocate a portion of the fund value to the General Account and one of Options 1 or 2. Example, if You choose a Conservative Asset Allocation Model, You can put 75% of Your money in that model and 25% in General Account. But, You cannot choose 25% in a Conservative Asset Allocation Model, 50% in a Lifestyle Fund and 25% in the General Account.

Deduction Allocations:  Deductions have two choices if the PGR is elected:

      Option 1 - Deductions according to their chosen separate account fund and premium allocations; or

      Option 2 - All deductions from the General Account.

If an owner elects a premium or deduction allocation other than above or requests a transfer out of one of the chosen methods, the PGR will be terminated.

Portfolio Re-balancing - Must be elected if PGR is elected on a quarterly basis

Dollar Cost Averaging - You may only DCA from the General Account

Termination:  The Premium Guarantee Rider will terminate on the earliest of:

      1.    The Expiry Date shown on the Schedule of Policy Benefits.

      2. The Monthly Anniversary on which the Premium Guarantee Account less the Policy Debt has been less than zero for twenty-four consecutive months and the Policy is no longer within the No Lapse Guarantee Period shown on the Schedule of Policy Benefits.

      3. The Monthly Anniversary following Your Written Request to terminate this Rider.

      4.    Policy termination or Maturity.


SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions
The "Separate Account" is Our Separate Account A, established under the insurance laws of the State of Iowa. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. Income, gains and losses credited to, or charged against, the Separate Account reflects the investment experience of the Separate Account and not the investment experience of Midland National's other assets. Midland National is obligated to pay all amounts guaranteed under the policy.


The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the funds. You may allocate part or all of Your net premiums in up to ten of the sixty-two investment divisions currently available in Our Separate Account at any one time.

The Funds

Each of the portfolios available under the policy is a "series" of its investment company. There are sixty-two investment divisions. The funds' shares are bought and sold by Our Separate Account at net asset value. More detailed information about the funds and their investment objectives, policies, risks, expenses and other aspects of their operations appear in their prospectuses, which accompany this prospectus.


The funds, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the advisory fee deducted from fund assets and/or from "Rule 12b-1" fees deducted from fund assets. Policy owners, through their indirect investment in the funds, bear the costs of these advisory and 12b-1 fees. The amount of these payments may be substantial, may vary between funds and portfolios, and generally are based on a percentage of the assets in the funds that are attributable to the Policies and other variable insurance products issued by Midland National. These percentages currently range up to 0.25% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, marketing, and administering the Policies, and, in its role as an intermediary, the funds. Midland National and its affiliates may profit from these payments.

Investment Policies Of The Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:

--------------------------------------------------------- -------------------------------------------------------------------
Portfolio                                                 Investment Objective
-----------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Financial Services Fund - Series I Shares        Seeks capital growth.  The fund normally invests at least 80% of its net assets in equity securities and equity-related
                                                          instruments of companies involved in the financial services sector.
--------------------------------------------------------- -------------------------------------------------------------------
AIM V.I. Global Health Care Fund - Series I Shares        Seeks capital growth.  The fund seeks to meet
                                                          its objectives by investing normally at least 80% of its assets in securities of health care industry companies.
--------------------------------------------------------- -------------------------------------------------------------------
AIM V.I. International Growth Fund - Series I Shares      The fund's investment objective is to provide long-term growth of capital.
-----------------------------------------------------------------------------------------------------------------------------
Alger American Fund
-----------------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                           Seeks long-term capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio                 Seeks long-term capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
Alger American MidCap Growth Portfolio                    Seeks long-term capital appreciation.
-----------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
-----------------------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation Fund             Seeks capital growth by investing primarily in common stocks that management considers to have better-than-average
                                                          prospects for appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
American Century VP International Fund                    Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation. International investing involves special risks, including currency fluctuations and political instability.
--------------------------------------------------------- -------------------------------------------------------------------
American Century VP Value Fund                            Seeks long-term capital growth with income as a secondary
                                                          objective.  Invests primarily in equity securities of
                                                          well-established companies that management believes to be
                                                          under-valued at the time of purchase.
-----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) Variable Insurance Products
-----------------------------------------------------------------------------------------------------------------------------
VIP Asset ManagerSM Portfolio                             Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Asset Manager: Growth(R) Portfolio                    Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Balanced Portfolio                                    Seeks income and capital growth consistent with reasonable risk
--------------------------------------------------------- -------------------------------------------------------------------
VIP Contrafund(R) Portfolio                               Seeks long-term capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Equity-Income Portfolio                               Seeks reasonable income. Will also consider the potential for capital appreciation.  The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500sm Index of 500 (S&P 500(R)).
--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom 2010 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom 2015 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom 2020 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom 2025 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom 2030 Portfolio                                Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

--------------------------------------------------------- -------------------------------------------------------------------

VIP Freedom Income Portfolio                              Seeks high total return with a secondary objective of principal preservation.

--------------------------------------------------------- -------------------------------------------------------------------
VIP Growth & Income Portfolio                             Seeks high total return through a combination of current income and capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Growth Opportunities Portfolio                        Seeks to provide capital growth.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Growth Portfolio                                      Seeks capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
VIP High Income Portfolio                                 Seeks a high level of current income, while also considering growth of capital.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Index 500 Portfolio                                   Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States represented by the S&P 500.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Investment Grade Bond Portfolio                       Seeks as high a level of current income as is consistent with the preservation of capital.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Mid Capital Portfolio                                 Seeks long-term growth of capital.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Money Market Portfolio*                               Seeks as high a level of current income as is consistent with preservation of capital and liquidity by investing in money market instruments.
--------------------------------------------------------- -------------------------------------------------------------------
VIP Overseas Portfolio                                    Seeks long-term growth of capital.
-----------------------------------------------------------------------------------------------------------------------------
Goldman Sachs Variable Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth and Income                       Seeks long-term growth of capital and growth of income.
--------------------------------------------------------- -------------------------------------------------------------------
Goldman Sachs Structured Small Cap Equity Fund            Seeks long-term growth of capital.
-----------------------------------------------------------------------------------------------------------------------------
Lord Abbett Series Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Lord Abbett America's Value Portfolio                     Seeks current income and capital appreciation.
--------------------------------------------------------- -------------------------------------------------------------------
Lord Abbett Growth and Income Portfolio                   Seeks long-term growth of capital and income without excessive fluctuation in market value.
--------------------------------------------------------- -------------------------------------------------------------------
Lord Abbett International Portfolio                       Seeks long-term capital appreciation.  Invests primarily in equity securities on non-U.S. issuers.
--------------------------------------------------------- -------------------------------------------------------------------
Lord Abbett Mid-Cap Value Portfolio                       Seeks capital appreciation through investments, primarily in equity securities which are believed to be undervalued in the marketplace.
-----------------------------------------------------------------------------------------------------------------------------
MFS Variable Insurance Trusts
-----------------------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth Series                            Seeks capital appreciation. The fund's objective may be changed without shareholder approval.
--------------------------------------------------------- -------------------------------------------------------------------
MFS VIT New Discovery Series                              Seeks capital appreciation.  The fund's objective may be
                                                          changed without shareholder approval.
--------------------------------------------------------- -------------------------------------------------------------------
MFS VIT Research Series                                   Seeks capital appreciation. The fund's objective may be changed without shareholder approval.
--------------------------------------------------------- -------------------------------------------------------------------
MFS VIT Total Return Series                               Seeks total return.  The fund's objective may be changed without shareholder approval.
--------------------------------------------------------- -------------------------------------------------------------------
MFS VIT Utilities Series                                  Seeks total return.  The fund's objective may be changed without shareholder approval.
-----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman
-----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio                    Seeks growth of capital.
-----------------------------------------------------------------------------------------------------------------------------
PIMCO Variable Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio                            Seeks maximum total return, consistent with preservation of capital and prudent investment management.
--------------------------------------------------------- -------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                           Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
--------------------------------------------------------- -------------------------------------------------------------------

PIMCO VIT Small Cap StocksPLUS(R)TR Portfolio             Seeks total return, which exceeds that of the Russell 2000(R)
                                                          Index.

--------------------------------------------------------- -------------------------------------------------------------------

PIMCO VIT StocksPLUS(R) Growth and Income Portfolio       Seeks total return, which exceeds that of the S&P 500.

--------------------------------------------------------- -------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                          Seeks maximum total return, consistent with preservation of capital and prudent investment management.
-----------------------------------------------------------------------------------------------------------------------------
Premier VIT
-----------------------------------------------------------------------------------------------------------------------------
Premier VIT OpCap Small Cap Portfolio                     The Portfolio seeks capital appreciation. The portfolio invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies with market capitalizations under $2.2 billion at the time of purchase that the investment sub-adviser (Oppenheimer Capital LLC)
                                                          believes are undervalued in the marketplace.
-----------------------------------------------------------------------------------------------------------------------------
ProFunds VP
-----------------------------------------------------------------------------------------------------------------------------
ProFund VP Japan                                          Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Nikkei 225 Stock
                                                          Average.
--------------------------------------------------------- -------------------------------------------------------------------
ProFund VP Oil & Gas                                      Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Oil &
                                                          Gas Index.
--------------------------------------------------------- -------------------------------------------------------------------
ProFund VP Small-Cap Value                                Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap
                                                          600/Citigroup Value Index.
--------------------------------------------------------- -------------------------------------------------------------------
ProFund VP Ultra Mid-Cap                                  Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P
                                                          MidCap 400 Index.
-----------------------------------------------------------------------------------------------------------------------------

Vanguard Variable Insurance Funds

-----------------------------------------------------------------------------------------------------------------------------

Vanguard(R) VIF Balanced Portfolio                        Seeks to provide long-term capital appreciation and reasonable current income.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF High Yield Bond Portfolio                   Seeks to provide high level of current income.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF International Portfolio                     Seeks to provide long-term capital appreciation.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF Mid-Cap Index Portfolio                     Seeks to track the performance of a benchmark index that
                                                          measures the investment return of mid-capitalization stocks.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R)VIF REIT Index Portfolio                        Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity
                                                          REITs.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF Short-Term Investment-Grade Portfolio       Seeks to provide current income with limited price volatility.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF Small Company Growth Portfolio              Seeks to provide long-term capital appreciation.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R)VIF Total Bond Market Index Portfolio           Seeks to track the performance of a broad, market-weighted bond index.

--------------------------------------------------------- -------------------------------------------------------------------

Vanguard(R) VIF Total Stock Market Index Portfolio          Seeks to track the performance of a benchmark index that
                                                          measures the investment return of the overall stock market.

-----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust
-----------------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund                        Seeks long-term capital appreciation by investing primarily in
                                                          "hard asset" securities. Income is a secondary consideration.
                                                          Hard assets consist of precious metals, natural resources, real estate and commodities.
--------------------------------------------------------- -------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund                        Seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate
                                                          industry.
--------------------------------------------------------- -------------------------------------------------------------------
*During extended periods of low interest rates, the yields of the money market investment division may become extremely low and possibly negative.


A I M Advisors, Inc. manages the AIM Variable Insurance Funds. Fred Alger Management, Inc. manages the Alger American Fund. American Century Investment Management, Inc. manages the American Century VP Portfolios. Fidelity Management & Research Company manages the VIP Portfolios. Goldman Sachs Asset Management, L.P. serves as an investment adviser to the Goldman Sachs Variable Insurance Trust Funds. Lord, Abbett & Co. manages the Lord Abbett Series Fund, Inc. MFS(R) Investment Management manages the MFS(R)Variable Insurance TrustSM. Neuberger Berman Management Inc. manages the AMT Portfolios. OpCap Advisors LLC serves as the advisor to Premier VIT. Pacific Investment Management Company LLC manages the PIMCO Variable Insurance Trust. ProFund Advisors, LLC manages the ProFunds VP. The Vanguard Group, Inc. manages the Vanguard Variable Insurance Fund. Van Eck Associates Corporation manages the Van Eck Worldwide Insurance Trust.


The fund portfolios available under these policies are not available for purchase directly by the general public. In addition, the fund portfolios and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of the funds' portfolios that are available under the policies may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

The fund portfolios offered through the policy are selected by Midland National based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor that We consider during the selection process is whether the fund or one of its service providers (e.g., the investment advisor) will make payments to Us, and the amount of any such payments. We may use such payments for any corporate purpose, including payment of expenses that We incur in promoting, marketing, and administering the policies, and, in Our role as an intermediary, the funds. We may profit from these payments. You are responsible for choosing the fund portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by You, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the fund portfolios that is available to you, including each fund's prospectus, statement of additional information and annual and semi/annual reports. Other sources such as the fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the policy fund of your policy resulting from the performance of the portfolios you have chosen.

Midland National does not provide investment advice and does not recommend or endorse any particular fund or portfolio.

You can receive a current copy of a prospectus for each of the portfolios by contacting Your registered representative and by contacting Us at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                              Phone: (800) 272-1642
                               Fax: (605) 335-3621

Effects of Market Timing
Frequent, large, programmed, or short-term transfer among the investment divisions or between the investment divisions and the General Account ("harmful trading") can cause risks with adverse effects for other policy owners (and beneficiaries and portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in an investment division if transfers into the division are made at unit values that are prices below the true value of transfers out of the investment division are made at unit values priced higher than the true value (some "market timers" attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage"); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

The ProFunds portfolios are designed for, and affirmatively permit, frequent and short term trading. Therefore, they may be more susceptible to these harmful effects than other portfolios. These portfolios might not be appropriate for long-term investors.


In addition, because other insurance companies and/or retirement plans may invest in the portfolios, the risk exists that the portfolios may suffer harm from frequent, programmed, large, or short-term transfers among investment divisions or sub-accounts of variable policies issued by other insurance companies or among investment options available to retirement plan participants.


Charges In The Funds
The funds charge for managing investments and providing services. Each portfolio's charges vary.

The Fidelity VIP Portfolios have an annual management fee. That is the sum of an individual fund fee rate and a group fee rate based on the monthly average net assets of Fidelity Management & Research Company's mutual funds. In addition, each of these portfolios' total operating expenses includes fees for management and shareholder services and other expenses (custodial, legal, accounting, and other miscellaneous fees). The fees for the Fidelity VIP Portfolios are based on the Initial Class. See the Fidelity VIP portfolio prospectuses for additional information on how these charges are determined and on the minimum and maximum charges allowed.

The funds, with the exception of Fidelity VIP, have annual management fees that are based on the monthly average of the net assets in each of the portfolios.

The funds may also impose redemption fees, which We would deduct from Your policy fund. See each portfolio company's prospectus for details.

USING YOUR POLICY FUND

The Policy Fund

Your policy fund is the sum of Your amounts in the various investment divisions and in the General Account (including any amount in Our General Account securing a policy loan). Your policy fund reflects various charges. See "DEDUCTIONS AND CHARGES" on page 58. Monthly deductions are made on the policy date and on the first day of each policy month. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our Separate Account are reflected daily.


Your policy fund begins with Your first premium payment. From Your premium We deduct a premium charge and the first monthly deduction (and any per premium expenses) as described in the "Deductions From Your Premiums" section on page
58. The balance of the premium is Your beginning policy fund.

Your policy fund reflects:

      o     the amount and frequency of premium payments,

      o deductions for the cost of insurance, additional benefits and other charges,

      o     the investment performance of Your chosen investment divisions,

      o     interest earned on amounts allocated to the General Account,

      o     the impact of loans, and

      o     the impact of partial withdrawals.

We guarantee amounts allocated to the General Account. There is no guaranteed minimum policy fund for amounts allocated to the investment divisions of Our Separate Account. An investment division's performance will cause Your policy fund to go up or down. You bear that investment risk.

Amounts In Our Separate Account
Amounts allocated or transferred to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums, repay loans or transfer amounts to that division. Accumulation units are redeemed when You make withdrawals, when You transfer amounts from an investment division (including transfers for loans), when We make monthly deductions and charges, and when We pay the death benefit. The number of accumulation units purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's accumulation unit value at the end of that day if it is a business day, otherwise the next business day's value is used. The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

How We Determine The Accumulation Unit Value
We determine accumulation unit values for the investment divisions at the end of each business day. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the funds. They reflect investment income, the portfolio's realized and unrealized capital gains and losses, the funds' expenses, and Our deductions and charges. The accumulation unit value for each investment division is set at $10.00 on the first day there are policy transactions in Our Separate Account associated with these policies. After that, the accumulation unit value for any business day is equal to the accumulation unit value for the previous business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

      o We take the value of the shares belonging to the division in the corresponding fund portfolio at the close of business that day (before giving effect to any policy transactions for that day, such as premium payments or surrenders). We use the share value reported to Us by the fund.

      o We add any dividends or capital gains distributions paid by the portfolio that day.

      o We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any policy transactions on that day).

      o We may subtract any daily charge for taxes or amounts set aside as tax reserves.

Policy Fund Transactions
The transactions described below may have different effects on Your policy fund, death benefit, face amount or cost of insurance deductions. You should consider the net effects before making any policy fund transactions. Certain transactions have fees. Remember that upon completion of these transactions, You may not have Your policy fund allocated to more than 10 investment divisions.

Transfers Of Policy Fund

You may transfer amounts among the investment divisions and between the General Account and any investment divisions. To make a transfer of policy fund, write to Our Executive Office at the address shown on the page one of this prospectus. You may also call-in Your requests to Our Executive Office toll-free at (800) 272-1642 or fax Your requests to our Executive Office at (605) 373-8557. Any requests sent to another number may not be considered received in Our Executive Office. Currently, You may make an unlimited number of free transfers of policy fund in each policy year (subject to the "Transfer Limitations" below). However, We reserve the right to assess a $25 charge for each transfer after the 12th in a policy year. We reserve the right to eliminate and/or severely restrict the transfer privilege in any manner We deem appropriate for some, all or specific policy owners. If We charge You for making a transfer, then We will allocate the charge as described under "Deductions and Charges "How Policy Fund Charges Are Allocated" on page 61. Although a single transfer request may include multiple transfers, it will be considered a single transfer for fee purposes.


The total amount that can be transferred from the General Account to the Separate Account, in any policy year, cannot exceed the larger of:

      1. 25% of the unloaned amount in the General Account at the beginning of the policy year, or

      2.    $25,000 (We reserve the right to decrease this to $1,000.)

These limits do not apply to transfers made in a Dollar Cost Averaging program or Portfolio Rebalancing program that extends over a time period of 12 or more months.

Completed transfer requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed transfer request after the close of regular trading on the New York Stock Exchange, We will process the transfer request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

The minimum transfer amount is $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the minimum transfer amount.

Transfer Limitations
Frequent, large, programmed or short-term transfers among investment divisions, such as those associated with "market timing" transactions, can adversely affect the portfolios and the returns achieved by policy owners. In particular, such transfers may dilute the value of the portfolios' shares, interfere with the efficient management of the portfolios' investments, and increase brokerage and administrative costs of the portfolios. In order to try to protect Our policy owners and the portfolios from potentially harmful trading activity, We have implemented certain market timing policies and procedures (the "market timing procedures"). Our market timing procedures are designed to detect and prevent frequent or short-term transfer activity among the investment divisions of the Separate Account that may adversely affect other policy owners or portfolio shareholders.

More specifically, currently Our market timing procedures are intended to detect potentially harmful trading or transfer activity by monitoring for any two interfund transfer requests on a policy within a five business day period, in which the requests are moving to and from identical subaccounts (for example, a transfer from MFS VIT New Discovery Series to Fidelity VIP Money Market Portfolio, followed by a transfer from Money Market back to New Discovery within five business days).

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. When We identify a second trade within five days of the first, We will review those transfers (and other transfers in the same policy) to determine if, in Our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if We believe that the activity is potentially harmful, We will suspend that policy's transfer privileges and We will not accept another transfer request for 14 business days. We will attempt to inform the policy owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their transfer privilege is suspended for 14 days. If We do not succeed in reaching the policy owner or registered representative by phone, We will send a letter by first class mail to the policy owner's address of record.

We apply Our market timing procedures to all of the investment divisions available under the policy, including those investment divisions that invest in portfolios that affirmatively permit frequent and short-term trading (such as the ProFunds portfolios). However, We offer other variable products that do not apply market-timing procedures with respect to those portfolios (that is, frequent or short-term trading is permitted). In addition, other insurance company's offer variable life insurance and annuity contracts that may permit short-term and frequent trading in those portfolios. Therefore, if You allocate premiums or your policy fund to investment divisions that invest in the ProFunds portfolios, You may indirectly bear the effects of market timing or other frequent trading. These portfolios might not be appropriate for long-term investors.

In addition to Our own market timing procedures, managers of the investment portfolios might contact Us if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, We will take appropriate action to protect others. In particular, We may, and We reserve the right to, reverse a potentially harmful transfer. If so, We will inform the policy owner and/or registered representative. The policy owner will bear any investment loss involved in a reversal.


To the extent permitted by applicable law, We reserve the right to delay or reject a transfer request at any time that We are unable to purchase or redeem shares of any of the portfolios available through Separate Account A, because of any refusal or restriction on purchases or redemptions of their shares on the part of the managers of the investment portfolios as a result of their own policies and procedures on market timing activities or other potentially abusive transfers. If this occurs, We will attempt to contact You by telephone for further instructions. If We are unable to contact You within 5 business days after We have been advised that Your transfer request has been refused or delayed by the investment portfolio manager, the amount intended for transfer will be retained in or returned to the originating investment division. You should be aware that We are contractually obligated to prohibit purchases and transfers by policy owners identified by a portfolio and to provide policy owner transaction data to the portfolios. You should read the prospectuses of the portfolios for more details on their ability to refuse or restrict purchases or transfers of their shares.


In Our sole discretion, We may revise Our market timing procedures at any time without prior notice as We deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other policy owners or portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change our parameters to monitor for a different number of transfers with different time periods, and We may include other factors, such as the size of transfers made by policy owners within given periods of time, as well as the number of "round trip" transfers into and out of particular investment divisions. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, We may aggregate transfers made in two or more policies that We believe are connected (for example, two policies with the same owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

We do not include transfers made pursuant to the dollar cost averaging program and portfolio rebalancing program in these limitations. We may vary Our market timing procedures from investment division to investment division, and may be more restrictive with regard to certain investment divisions than others. We may not always apply these detections methods to investment divisions investing in portfolios that, in Our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all policy owners that We believe might otherwise engage in trading activity that is harmful to others. For example, We might only accept transfers by original "wet" policy owner signature conveyed through the U.S. mail (that is, We can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means). We also reserve the right to implement and administer redemption fees imposed by one or more of the portfolios in the future.

Policy owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the policy may also limit Our ability to restrict or deter harmful transfers. Furthermore, the identification of policy owners determined to be engaged in transfer activity that may adversely affect other policy owners or portfolios' shareholders involves judgments that are inherently subjective. Accordingly, despite Our best efforts, We cannot guarantee that Our market timing procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in unit value to others. We apply Our market timing procedures consistently to all policy owners without special arrangement, waiver, or exception. We may vary Our market timing procedures among Our other variable insurance products to account for differences in various factors, such as operational systems and contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the portfolios, We cannot guarantee that the portfolios will not suffer harm from frequent, programmed, large, or short-term transfers among investment divisions of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

Dollar Cost Averaging
The Dollar Cost Averaging (DCA) program enables You to make monthly transfers of a predetermined dollar amount from the DCA source account (any investment division or the General Account) into one or more of the investment divisions. By allocating monthly, as opposed to allocating the total dollar amount at one time, You may reduce the impact of market fluctuations. This plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly amount to be transferred using DCA is $200.

You can elect the DCA program at any time. You must complete the proper request form, and send it to Us at Our Executive Office, and there must be a sufficient amount in the DCA source account. The minimum amount required in the DCA source account for DCA to begin is a sum of $2,400 and the minimum premium. You can get a sufficient amount by paying a premium with the DCA request form, allocating net premiums, or transferring amounts to the DCA source account. The DCA election will specify:

      a.    The DCA source account from which DCA transfers will be made,

      b. That any money received with the form is to be placed into the DCA source account,

      c. The total monthly amount to be transferred to the other investment divisions, and

      d. How that monthly amount is to be allocated among the investment divisions.

The DCA request form must be received with any premium payments You intend to apply to DCA.

Once DCA is elected, additional net premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.

Any net premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a policy year.

If it is requested when the policy is issued, then DCA will start at the beginning of the 2nd policy month. If it is requested after issue, then DCA will start at the beginning of the 1st policy month which occurs at least 30 days after the request is received.

DCA will last until the value in the DCA source account is exhausted or until We receive Your written termination request. DCA automatically terminates on the maturity date.

We do not charge any specific fees for You to participate in a DCA program. However, transfers made through a DCA program which only extends for fewer than 12 months will be included in counting the number of transfers of policy fund. While We currently allow an unlimited number of free transfers, We reserve the right to charge for each transfer after the 12th one in any policy year.

We reserve the right to end the DCA program by sending You one month's notice.

Portfolio Rebalancing
The Portfolio Rebalancing Option allows policy owners, who are not participating in a Dollar Cost Averaging program, to have Midland National automatically reset the percentage of policy fund allocated to each investment division to a pre-set level. For example, You may wish to specify that 30% of Your policy fund be allocated to the Fidelity VIP Growth investment division, 40% in the Fidelity VIP High Income investment division and 30% in the Fidelity VIP Overseas investment division. Over time, the variations in the investment division's investment results will shift the percentage allocations of Your policy fund. If You elect this option, then at each policy anniversary, We will transfer amounts needed to "re-balance" the policy fund to the specified percentages selected by You. Rebalancing is not available to amounts in the General Account. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.

Even with a Portfolio Rebalancing Option, You can only allocate Your total policy fund in up to at most 10 investment divisions. Portfolio Rebalancing will remain in effect until We receive Your written termination request. We reserve the right to end the Portfolio Rebalancing Option by sending You one month's notice. Contact Us at Our Executive Office to elect the Portfolio Rebalancing Option.

Midland National does not charge any specific fees for You to participate in a portfolio rebalancing program. However, transfers made through a portfolio rebalancing program which only extends for fewer than 12 months will be included in counting the number of transfers of policy fund. While We currently allow an unlimited number of free transfers, We do reserve the right to charge for each transfer after the 12th one in any policy year.

Automatic Distribution Option

You may choose to receive automatic distributions of Your net cash surrender value on a monthly, quarterly, semi-annual, or annual basis at any time by completing the Request for Automatic Distributions form and sending it to Us. This option allows You to receive periodic income from Your policy's net cash surrender value by simply filling out one form and allowing us to process the necessary loans and partial withdrawals. While this option is available at any time during the life of Your policy, it is best to delay distributions from your life insurance policy for as long as possible. Any distributions that You take from Your policy result in reductions to the policy proceeds payable at the time of the Insured's death and cash value of the policy. This automatic distribution option is mainly intended for distributions after Your surrender charge period has expired and is often used during retirement years.


When We receive the completed Automatic Distribution form, We will begin processing partial withdrawals on the following monthly anniversary. Such partial withdrawals will be taken from the net cash surrender value in the amount and frequency You selected until We have distributed an amount equal to all premiums paid. Partial withdrawals processed under the automatic distribution option will not be subject to the $25 fee that We normally charge when there is more than one partial withdrawal in a policy year. When the amount distributed equals the amount of all premiums paid, We will begin processing loans in the amount and frequency You selected for as long as the policy's net cash surrender value will support these loans.


The automatic distributions will continue until You send us a written request to discontinue the distributions or until the policy's net cash surrender value is insufficient to support additional withdrawals or loans. There is not a separate charge for the automatic distribution option. Any policy loans or partial withdrawals will result in a reduction to the policy proceeds from what would otherwise be payable to Your beneficiary at the Insured's death and the policy's policy fund. There may be tax consequences in taking distributions from Your policy. Please consult a tax advisor prior to beginning an automatic distribution program so that You are knowledgeable about the tax impact of any partial withdrawals and policy loans.


Policy Loans

Using only Your policy as security, You may borrow up to 92% of the cash surrender value (the policy fund less the surrender charge) minus any policy debt. If You request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, You will only have one outstanding loan. A loan taken from, or secured by, a policy may have federal income tax consequences. See "Tax Effects" on page 64.

You may request a loan by contacting Our Executive Office. You should tell Us how much of the loan You want taken from Your unloaned amount in the General Account or from the Separate Account investment divisions. If You do not tell Us how to allocate Your loan, the loan will be allocated according to Your deduction allocation percentages as described under "How Policy Fund Charges Are Allocated" on page 61. If the loan cannot be allocated this way, then We will allocate it in proportion to the unloaned amounts of Your policy fund in the General Account and each investment division. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account).

Interest Credited on Policy Loans: The portion of the General Account that is equal to the policy loan will be credited with interest at a rate of 3.0% per year.

Policy Loan Interest Charged: After the 5th policy year, We guarantee that We will offer zero cost loans on the full loan value. The annual interest rate charged on zero cost loans is guaranteed to be 3.0% (which is the same rate We guarantee to credit on zero cost loans). We guarantee this rate unless a higher interest rate is required by the Internal Revenue Service. If the Internal Revenue Service requires a higher policy loan interest rate, We will charge the minimum interest rate allowed. A zero cost loan may have tax consequences. See "Tax Effects" on page 64.


Currently, the annual interest rate We charge on standard loans is 5.5%. We guarantee that the rate charged on standard loans will not exceed 8% per year.

Interest is due on each policy anniversary or if earlier, on the date of surrender, the date of loan repayment or the date of the Insured's death. If You do not pay the interest when it is due, then it will be added to Your outstanding loan and allocated based on the deduction allocation percentages for Your policy fund. This means We make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If We cannot allocate the interest based on these percentages, then We will allocate it as described above.

Repaying The Loan. You may repay all or part of a policy loan while Your policy is inforce. While You have a policy loan, We assume that any money You send Us is meant to repay the loan. If You wish to have any of these payments serve as premium payments, then You must tell Us in writing.

You may choose how You want Us to allocate Your repayments. If You do not give Us instructions, We will allocate Your repayments based on Your premium allocation percentages.


The Effects Of A Policy Loan On Your Policy Fund. A loan against Your policy will have a permanent effect on Your policy fund and benefits, even if the loan is repaid. When You borrow on Your policy, We transfer Your loan amount into Our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether they are better or worse than the 3.0% annual interest We credit on the portion of the General Account securing the loan. A policy loan will reduce the policy's ultimate death benefit and cash value.



Your Policy May Lapse. Your loan may affect the amount of time that Your policy remains inforce. For example, Your policy may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from Your policy fund. If these deductions are more than the net cash surrender value of Your policy, then the policy's lapse provisions may apply. Since the policy permits loans up to 92% of the cash surrender value (the policy fund less the surrender charge) minus any policy debt, loan repayments or additional premium payments may be required to keep the policy inforce, especially if You borrow the maximum.

Withdrawing Money From Your Policy Fund
You may request a partial withdrawal of Your net cash surrender value by writing to Our Executive Office. You may also request a partial withdrawal by calling Us at Our Executive Office toll-free at (800) 272-1642 or faxing Us at Our Executive Office at (605) 335-3621. Any requests sent to another number will not be considered received in Our Executive Office. If You make more than one partial withdrawal in a policy year, We will impose a partial withdrawal charge as explained in the paragraph entitled "Withdrawal Charges" listed below. Partial withdrawals are subject to certain conditions. They must:

      o     be at least $200,

      o in the first policy year, total no more than 50% of the net cash surrender value (the limit is 90% of the net cash surrender value in subsequent policy years).

      o allow the death benefit to remain above the minimum for which We would issue the policy at that time, and

      o allow the policy to still qualify as life insurance under applicable tax law.


You may specify how much of the withdrawal You want taken from each investment division and Our General Account. If You do not tell Us, then We will make the withdrawal as described in "Deductions and Charges - How Policy Fund Charges Are Allocated" on page 61.


Completed partial withdrawal requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed partial withdrawal request after the close of regular trading on the New York Stock Exchange, We will process the partial withdrawal request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.

In general, We do not permit You to make a withdrawal on monies for which Your premium check has not cleared Your bank.


Withdrawal Charges. When You make a partial withdrawal more than once in a policy year, a charge of $25 (or 2% of the amount withdrawn, whichever is less), will be deducted from Your policy fund. If You do not give Us instructions for deducting the charge, then it will be deducted as described under "Deductions and Charges - How Policy Fund Charges Are Allocated" on page 61. This charge does not apply to withdrawals under the Automatic Distribution Option.


The Effects Of A Partial Withdrawal. A partial withdrawal reduces the amount in Your policy fund, the cash surrender value and generally the death benefit on a dollar-for-dollar basis. However if, the death benefit is based on the corridor percentage multiple, then the death benefit reduction could be greater. If You have elected death benefit option 1, then We will also reduce the face amount of Your policy so that there will be no change in the net amount at risk. We will send You a new Schedule of Policy Benefits to reflect this change. Both the withdrawal and any reductions will be effective as of the business day We receive Your request at Our Executive Office if it is received before 3:00 p.m. Central Time. Otherwise it will be effective on the following business day.


Depending on individual circumstances, a policy loan might be better than a partial withdrawal if You need temporary cash. A withdrawal may have income tax consequences. See "Tax Effects" on page 64.


Surrendering Your Policy

You may surrender Your policy for its net cash surrender value while the Insured person is living. You do this by sending both a written request and the policy to Our Executive Office. If You surrender Your policy or allow it to lapse during the surrender charge period, We will assess a surrender charge. The net cash surrender value equals the cash surrender value (Your policy fund minus any surrender charge) minus any policy debt. The net cash surrender value may be very low, especially during the early policy years. During the first 14 policy years after the date of issue or an increase in face amount, the cash surrender value is the policy fund minus the surrender charge. After 14 years, the cash surrender value equals the policy fund. We will compute the net cash surrender value as of the business day We receive Your request and policy at Our Executive Office. All of Your insurance coverage will end on that date.


Completed surrender requests received at Our Executive Office before the New York Stock Exchange closes for regular trading (usually, 3:00 p.m. Central Time) are priced at the unit value determined at the close of that regular trading session of the New York Stock Exchange. If We receive Your completed surrender request after the close of regular trading on the New York Stock Exchange, We will process the surrender request at the unit value determined at the close of the next regular trading session of the New York Stock Exchange.


A surrender may have income tax consequences. See "Tax Effects" on page 64.


                               THE GENERAL ACCOUNT

You may allocate all or some of Your policy fund to the General Account. The General Account pays interest at a declared rate. We guarantee the principal after deductions. The General Account supports Our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus for Your information and which relate to the General Account.

You may accumulate amounts in the General Account by:

      o     allocating net premium and loan payments,

      o     transferring amounts from the investment divisions,

      o     obtaining any policy loans, or

      o     earning interest on amounts You already have in the General Account.

This amount is reduced by transfers, withdrawals and allocated deductions.


We pay interest on all Your amounts in the General Account. The annual interest rates will never be less than 3.0%. We may, at Our sole discretion, credit interest in excess of 3.0%. You assume the risk that interest credited may not exceed 3.0% per year. We may pay different rates on unloaned and loaned amounts in the General Account. Interest compounds daily at an effective annual rate that equals the annual rate We declared.

You may request a transfer between the General Account and one or more of the investment divisions, within limits. See "Transfers Of Policy Fund" on page 50.


The General Account may not be available in all states. Your state of issue will determine if the General Account is available on Your policy. Please check Your policy form to see if the General Account is available on Your policy.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums
We deduct a premium charge, and in some cases a service charge from each premium upon receipt. The rest of each premium (called the net premium) is placed in Your policy fund.

Since this charge is a percentage of paid premiums, the amount of the charge will vary with the amount of premium.


Premium Charge. We deduct a 5.0% premium charge from each premium payment. We currently intend to eliminate this charge after the 15th policy year, but this is not guaranteed. This charge partially reimburses Us for premium taxes We incur, and for the selling and distribution costs of this policy. The percentage We estimate to be paid for premium taxes is an average of what We anticipate owing, and therefore, may exceed that actual rate imposed by Your state. This is a tax to Midland National so You cannot deduct it on Your income tax return.

Our selling and distribution costs include commissions and the costs of preparing sales literature and printing prospectuses. (We also deduct a surrender charge if You surrender Your policy for its net cash surrender value or let Your policy lapse in the first 14 years. See "Surrender Charge" on page 62.)


Service Charge. If You have chosen the Civil Service Allotment Mode, then We deduct $.46 (forty-six cents) from each premium payment. The $.46 covers the extra expenses We incur in processing bi-weekly premium payments.


Charges Against The Separate Account and General Account
Fees and charges allocated to the General Account and investment divisions reduce the amount in Your policy fund.




Tax Reserve. We reserve the right to charge for taxes or tax reserves, which may reduce the investment performance of the investment divisions. Currently, no such charge is made.

Monthly Deductions From Your Policy Fund

At the beginning of each policy month (including the policy date), the following five deductions are taken from Your policy fund.

      1. Per Policy Expense Charge: This charge is $10.00 per month in all years. This charge covers the continuing costs of maintaining Your policy, such as premium billing and collections, claim processing, policy transactions, record keeping, communications with owners and other expense and overhead items.

      2. Per Unit Expense Charge: This charge is currently accessed in policy years 1-10, and we intend to eliminate it in policy years 11+. We reserve the right to charge it in all policy years. The per unit expense charge varies based on the insured's sex, policy age and premium class and it is printed on the policy specifications page. The per unit expense charge is based on the highest face amount of insurance in effect since the issue date of the policy.

      3. Percent of Fund Value Charge - This charge is 0.075% per month of the total Policy Fund Value on a monthly basis in policy years 1-10, and 0.0083% per month of the total Policy Fund Value in policy years 11+ (these roughly equate to annual rates of 0.90% and 0.10%, respectively). This charge is for assuming certain risks related to mortality and administrative expenses.

      4. Charges for Additional Benefits: Monthly deductions are made for the cost of any additional benefits. With the exception of the Accelerated Benefit Riders - Terminal Illness and Chronic Illness, the charges for any additional benefits You select will be deducted on the policy rider date and each monthly anniversary thereafter. See the "Fee Table" on page 15. We may change these charges, but Your policy contains tables showing the guaranteed maximum rates for all of these insurance costs.

      5. Cost of Insurance Deduction: The cost of insurance deduction is Our current monthly cost of insurance rate times the net amount at risk at the beginning of the policy month. The net amount at risk is the difference between Your death benefit and Your policy fund. If the current death benefit for the month is increased due to the requirements of federal tax law, then Your net amount at risk for the month will also increase. For this purpose, Your policy fund amount is determined before deduction of the cost of insurance deduction, but after all of the other deductions due on that date. The amount of the cost of insurance deduction will vary from month to month with changes in the net amount at risk. We may profit from this charge.


The cost of insurance rate is based on the sex, attained age, face amount of insurance, and rating class of the Insured person at the time of the charge. (In Montana, there are no distinctions based on sex.) We place the Insured person that is a standard risk in the following rate classes: preferred plus non-smoker, preferred non-smoker, non-smoker, preferred smoker and smoker. The Insured person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates, but they will never be more than the guaranteed maximum rates set forth in Your policy. The maximum charges are based on the charges specified in the Commissioner's 2001 Standard Ordinary Mortality Table. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male, preferred, non-smoker, standard risk at various ages, with an initial face amount of insurance of $350,000, for the first policy year.



              Illustrative Table of Monthly Cost of Insurance Rates
                     (Rounded) per $1,000 of Amount at Risk

       Male                Guaranteed                        Current
     Attained               Maximum                (Male Preferred Non-Smoker)
        Age                   Rate                            Rate
        25                    . xx                            . xx
        35                    . xx                            . xx
        45                    . xx                            . xx
        55                    . xx                            . xx
        65                   X. xx                            . xx

For example, for a male preferred non-smoker, age 35 with a $350,000 face amount death benefit option 1 policy and an initial premium of $1,000, the first monthly deduction (taken on the date the policy is issued) is $XX.XX. This example assumes the monthly expense charge of $10.00 and the current cost of insurance deduction of $ XX.XX. The $ XX.XX is calculated by multiplying the current monthly cost of insurance rate per $1,000 ($0.XX) times the amount at risk ($350,000 face less the initial Cash Value of $XXX which is $1,000 of premium less the $50 for the premium charge less the $10.00 expense charge). This example assumes that there are no charges for riders or other additional benefits.


The non-smoker cost of insurance rates are lower than the preferred smoker cost of insurance rates and the preferred smoker are less than the smoker rates. To qualify, an Insured must be a standard risk and must meet additional requirements that relate to smoking habits. The reduced cost of insurance rates depends on such variables as the attained age and sex of the Insured.

The preferred plus non-smoker cost of insurance rates are lower than the preferred non-smoker cost of insurance rates, and the preferred non-smoker rates are lower than the non-smoker rates. To qualify for the preferred plus and preferred non-smoker class, the Insured person must be age 20 or over and meet certain underwriting requirements.


If the policy is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964. In 1983, the United States Supreme Court held that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Changes in Monthly deductions. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of Insured and will be based on changes in future expectations of investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes.



Transaction Charges
In addition to the deductions described above, We charge fees for certain policy transactions:

      o Partial Withdrawal of net cash surrender value. You may make one partial withdrawal during each policy year without a charge. There is an administrative charge of $25 or 2 percent of the amount withdrawn, whichever is less, each time You make a partial withdrawal if more than one withdrawal is made during a year. This charge does not apply to withdrawals under the Automatic Distribution Option.

      o Transfers. Currently, We do not charge when You make transfers of policy fund among investment divisions. We reserve the right to assess a $25 charge for each transfer after the twelfth in a policy year.

How Policy Fund Charges Are Allocated
Generally, deductions from Your policy fund for monthly or partial withdrawal charges are made from the investment divisions and the unloaned portion of the General Account. They are made in accordance with Your specified deduction allocation percentages unless You instruct Us otherwise. Your deduction allocation percentages may be any whole number (from 0 to 100) which add up to
100. You may change Your deduction allocation percentages by writing to Our Executive Office. Changes will be effective as of the date We receive them.

If We cannot make a deduction in accordance with these percentages, We will make it based on the proportion of (a) to (b) where (a) is Your unloaned amounts in the General Account and Your amounts in the investment divisions and (b) is the total unloaned amount of Your policy fund.
Deductions for transfer charges are made equally between the investment divisions from which the transfer was made. For example, if the transfer is made from two investment divisions, then the transfer charge assessed to each of the investment divisions will be $12.50.

Loan Charge
Loan interest is charged in arrears on the outstanding loan. Loan interest that is unpaid when due will be added to the outstanding loan on each policy anniversary (or, if earlier, on the date of loan repayment, policy lapse, surrender, policy termination, or the Insured's death) and will bear interest at the same rate of the loan. We currently charge an annual interest rate of 5.5% on loans.


After offsetting the 3.0% annual interest rate that We guarantee We will credit to the portion of Our General Account securing the loan against the maximum loan interest rate of 8.0%, the maximum guaranteed net cost of the loans is 4.5% annually in policy years 1-5. However, the current net cost of the loans is 2.0% annually in policy years 1-5. The current net cost of 2.0% for policy years 1-5 is derived by taking the 5.5% annual interest rate that We currently charge on loans and reducing it by the 3.0% annual interest rate We credit to the portion of the General Account securing the standard loan. If you take a loan after the 5th policy year, we guarantee that the cost of the loan will be 0%.


Surrender Charge

The surrender charge is the difference between the amount in Your policy fund and Your policy's cash surrender value for the first 14 policy years after the date of issue or increase in face amount. It is a contingent charge designed to partially recover Our expenses in distributing and issuing policies which are terminated by surrender in their early years (the premium charge is also designed to partially reimburse Us for these expenses). It is a contingent load because You pay it only if You surrender Your policy (or let it lapse) during the first 14 policy years after the date of issue or increase in face amount. The amount of the charge in a policy year is not necessarily related to Our actual sales expenses in that year. We anticipate that the premium charge and surrender charge will not fully cover Our sales expenses. If sales expenses are not covered by the premium charge and surrender charge, We will cover them with other assets. The net cash surrender value, the amount We pay You if You surrender Your policy for cash, equals the cash surrender value minus any policy debt. The cash surrender value is the policy fund minus the surrender charge. See "Surrendering Your Policy" on page 57.

The first year surrender charge varies by the issue age, sex and class of the Insured at the time the policy is issued. The maximum charge for Your policy per $1,000 of face amount is the first year charge. The first year charge, on a per $1,000 of face amount basis, gradually decreases over the 14 year surrender charge period and is $0.00 after the 14th policy year.

The following table provides some examples of the first year surrender charge. The maximum first year surrender charge for all issue ages, sexes, and classes is $ XX.XX per $1,000. The $ XX.XX per $1,000 of face amount surrender charge occurs for males issued at a smoker class with issue ages at 58 or older. Your policy will specify the actual surrender charge rate, per $1,000 of face amount, for all durations in the 14 year surrender charge period. The table below is only intended to give You an idea of the level of first year surrender charge for a few sample issue ages, sexes and classes.


                      Table of First Year Surrender Charges
                            Per $1,000 of Face Amount
                                                                                    Surrender Charge Per $1,000
                                                                                                         ------

                   Issue Age           Sex                    Class                        of Face Amount
                   ---------           ---                    -----                        --------------
                       35              Male                 Non-Smoker                        $ XX.XX
                       35              Male                   Smoker                          $ XX.XX

                       55             Female                Non-Smoker                        $ XX.XX
                       55             Female                  Smoker                          $ XX.XX

                       65              Male           Preferred Non- Smoker                   $ XX.XX
                       65             Female                  Smoker                          $ XX.XX



A face amount decrease will not reduce the surrender charge. If the face amount is increased, the surrender charge will increase. The surrender charge for the face amount increase will equal the surrender charge for a new policy with:

      a)    The initial face amount set equal to the face amount increase

      b) The Insured's policy age on the policy date equal to the policy age on the date of the face amount increase; and

      c)    The premium class for the face amount increase

Suppose You bought Your policy at issue age 35 under a male preferred nonsmoker class with a face amount of $200,000. During the 10th policy year, You decided to increase Your face amount by $100,000 to obtain a total face amount of $300,000. If the face amount increase was determined to be acceptable to Us under the nonsmoker class, the surrender charge for Your $100,000 of increase would be the same as a new policy with the following surrender charge criteria:

      a)    face amount of $100,000

      b) a policy age of 44 (the increase was effective during the 10th policy year before the policy anniversary at which You attained age
            45).

      c)    a premium class of male nonsmoker

The original $200,000 of face amount would continue to fall under the surrender charge schedule established at the issue date of the policy, but the $100,000 of face amount increase would begin a new surrender charge schedule with the criteria stated in (a) through (c) above. At the time a face amount increase becomes effective We will send You an endorsement to Your policy which states the surrender charge criteria and surrender charge amounts.

Portfolio Expenses
The value of the net assets of each investment division reflects the management fees and other expenses incurred by the corresponding portfolio in which the investment divisions invest. Some portfolios also deduct 12b-1 fees from portfolio assets. You pay these fees and expenses indirectly. Some portfolios may also impose redemption fees, which We would deduct directly from Your policy fund. For further information, consult the portfolios' prospectuses.

                                   TAX EFFECTS

INTRODUCTION

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon Our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard rate class basis should satisfy the applicable requirements, particularly if You pay the full amount of premiums under the policy. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, We may take appropriate steps to bring the policy into compliance with such requirements and We reserve the right to restrict policy transactions in order to do so.

In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying Separate Account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the policies, we believe that the owner of a policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying Separate Account assets.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Separate Account, through the funds, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance policy for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

In General
We believe that the death benefit under a policy should be generally excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the policy owner will not be deemed to be in constructive receipt of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "modified endowment contract."

Modified Endowment Contracts (MEC)
Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a MEC. In general a policy will be classified as a MEC if the amount of premiums paid into the policy causes the policy to fail the "7-pay test." A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the policy during the first seven years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a "material change" in the policy's benefits or other terms, the policy may have to be retested as if it were a newly issued policy. A material change may occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent Your policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult a tax advisor to determine whether a policy transaction will cause the policy to be classified as a MEC.

Distributions Other Than Death Benefits from Modified Endowment Contracts Policies classified as modified endowment contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

      (2) Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts
Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance policy for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with loans after the fifth policy year, are less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

Investment in the Policy
Your investment in the policy is generally Your aggregate premiums. When a distribution is taken from the policy, Your investment in the policy is reduced by the amount of the distribution that is tax-free.

Policy Loans
In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, You should consult a tax advisor as to the tax consequences. There is uncertainty regarding the tax treatment of loans where the policy has not lapsed due to operation of a lapse protection feature, including the Benefit Extension Rider. Anyone contemplating the purchase of the policy with the Benefit Extension Rider should be aware that the tax consequences of the Benefit Extension Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Benefit Extension Rider causes the policy to be converted into a fixed policy. You should consult with and rely on a tax advisor as to the tax risks associated with the Benefit Extension Rider.

Treatment of the Benefit Extension Rider
This policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the policy without allowing the policy to lapse. The aim of this strategy is to continue borrowing from the policy until its policy fund is just enough to pay off the policy loans that have been taken out and then relying on the Benefit Extension Rider to keep the policy in force until the death of the insured. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, if the benefit extension rider provided is lower than the policy's original death benefit the policy might fail to qualify as a life insurance contract under the Internal Revenue Code or might become a MEC either of which could result in a significant tax liability attributable to the balance of any outstanding loan. Second, this strategy will fail to achieve its goal if the policy is a MEC or becomes a MEC after the periodic borrowing begins. Third, this strategy has not been ruled on by the Internal Revenue Service (the "IRS") or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this policy may be treated as taxable distributions when the rider causes the policy to be converted to a fixed policy. In that event, assuming policy loans have not already been subject to tax as distributions, a significant tax liability could arise. Anyone considering using the policy as a source of tax-free income by taking out policy loans should consult with and rely on a competent tax advisor before purchasing the policy about the tax risks inherent in such a strategy.

Withholding
To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico
In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations
The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

Multiple Policies
All modified endowment contracts that are issued by Us (or Our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.


Continuation of Policy Beyond Age 100

The tax consequences of continuing the policy beyond the Insured's 100th year are unclear. You should consult a tax advisor if You intend to keep the policy inforce beyond the Insured's 100th year.

Section 1035 Exchanges
Generally, there are no tax consequences when You exchange one life insurance policy for another, so long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any "grandfathering" privilege, where You would be exempt from certain legislative or regulatory changes made after Your original policy was issued, if You exchange your policy. You should consult with a tax advisor if You are considering exchanging any life insurance policy.


Accelerated Benefit Riders - Terminal Illness
We believe that payments received under the Accelerated Benefit Rider - Terminal Illness, should be fully excludable from the gross income of the beneficiary if the beneficiary is the Insured under the policy. However, the tax consequences associated with reducing Your death benefit after we pay an accelerated benefit under this rider are uncertain. You should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Accelerated Benefit Rider - Chronic Illness
The tax consequences associated with receiving an accelerated benefit payment under the Accelerated Benefit Rider - Chronic Illness are unclear. It is possible that such distributions may be treated as taxable withdrawals. Moreover, the tax consequences associated with reducing the death benefit after We pay an accelerated death benefit are also unclear. You should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting an advanced sum payment under this rider.


Business Uses of Policy
Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If You are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, You should consult a qualified tax advisor.

Employer-Owned Life Insurance Policies
Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy. It is the employer's responsibility to verify the eligibility of the intended insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by section 101(j). A tax adviser should be consulted by anyone considering the purchase of an employer-owned life insurance policy.

Non-Individual Owners and Business Beneficiaries of Policies
If a policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a policy, this policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a policy, or before a business (other than a sole proprietorship) is made a beneficiary of a policy.

Split-Dollar Arrangements
The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.


Additionally, The Sarbanes-Oxley Act of 2002 prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.


Any affected business contemplating the purchase of a new policyin connection with a split-dollar life insurance arrangement should consult legal counsel.

Alternative Minimum Tax
There may also be an indirect tax upon the income in the policy or the proceeds of a policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Estate, Gift, and Generation-Skipping Transfer Tax Considerations
The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the owner's estate for purposes of federal estate tax if the insured owned the policy. If the owner was not the insured, the fair market value of the policy would be included in the owner's estate upon the owner's death. The policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require Us to deduct the tax from Your policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisors should be consulted concerning the estate and gift tax consequences of policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001
The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.


During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.


Foreign Tax Credits
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the policy.

Our Income Taxes
Under current federal income tax law, We are not taxed on the Separate Account's operations. Thus, currently We do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes We may incur.

Under current laws in several states, We may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and We are not currently charging for them. If they increase, We may deduct charges for such taxes.

ADDITIONAL INFORMATION ABOUT THE POLICIES

YOUR RIGHT TO EXAMINE THIS POLICY

For a limited period of time, as specified in Your policy, You have the right to examine the policy. If for any reason You are not satisfied with it, then You may cancel the policy. You cancel the policy by sending it to Our Executive Office along with a written cancellation request. Generally, Your cancellation request must be postmarked by the latest of the following dates:

      o     10 days after You receive Your policy,

      o 10 days after We mail You a written notice telling You about Your rights to cancel (Notice of Withdrawal Right), or

      o     45 days after You sign Part 1 of the policy application.

If state law requires a longer right to examine period, it will be noted on the cover page of Your policy.

In all cases, We allocate Your premiums according to Your instructions on the policy's record date. Generally, if You cancel Your policy during the right to examine period, then We will return all of the charges deducted from Your paid premiums and policy fund, plus the policy fund. The policy fund will reflect both the positive and negative investment performance of the investment divisions chosen by You in the policy application. Where required by state law, We will refund the sum of all premiums paid.

Insurance coverage ends when You send Your request.

YOUR POLICY CAN LAPSE


Your Variable Universal Life - DB insurance coverage continues as long as the net cash surrender value of Your policy is enough to pay the monthly deductions that are taken out of Your policy fund. During the no lapse guarantee period, coverage continues if Your paid premiums exceed the schedule of required no lapse guarantee premiums. If neither of these conditions is true at the beginning of any policy month, We will send written notification to You and any assignees on Our records that a 61-day grace period has begun and the amount of current premium due.


If We receive payment of this amount before the end of the grace period, then We will use that amount to pay the overdue deductions. We will put any remaining balance in Your policy fund and allocate it in the same manner as Your previous premium payments.

If We do not receive payment within 61 days, then Your policy will lapse without value. We will withdraw any amount left in Your policy fund. We will apply this amount to the deductions owed to Us, including any applicable surrender charge. We will inform You and any assignee that Your policy has ended without value.


If You elected the Premium Guarantee Rider, We guarantee that on any monthly anniversary after the no lapse guarantee period, if the premium guarantee account is greater than the policy debt, then the policy will not enter the grace period or lapse due to its net cash surrender value, even if the net cash surrender value is insufficient to pay the monthly deduction. This rider does not prevent the policy from entering the grace period and lapsing during the no lapse guarantee period. The tax consequences associated with outstanding loans are unclear in the situation where Your policy remains inforce and Your base policy value is less than Your policy loans. A tax advisor should be consulted in such circumstances.


If the Insured person dies during the grace period, We will pay the insurance benefits to the beneficiary, minus any loan, loan interest, and overdue deductions.

YOU MAY REINSTATE YOUR POLICY

You may reinstate the policy within 5 years after lapse. To reinstate the policy, You must:

      o     fully complete an application for reinstatement,

      o provide satisfactory evidence of insurability for the person or persons to be Insured,

      o pay enough premium to cover all overdue monthly deductions or minimum premium depending on the duration of the policy and the no lapse guaranteed period,

      o increase the policy fund so that the policy fund minus any policy debt equals or exceeds the surrender charges, and

      o     pay or restore any policy debt.

The policy date of the reinstated policy will be the beginning of the policy month that coincides with or follows the date that We approve Your reinstatement application. Previous loans will be reinstated.

You may not reinstate a policy once it is surrendered.

POLICY PERIODS AND ANNIVERSARIES


We measure policy years, policy months, and policy anniversaries from the policy date shown on Your Schedule of Benefits page. Each policy month begins on the same day in each calendar month. The calendar days of 29, 30, and 31 are not used. Our right to challenge a policy and the suicide exclusion are measured from the policy date. See "Limits On Our Right To Challenge The Policy" on page 74.


MATURITY DATE


The maturity date is the first policy anniversary after the Insured's 120th birthday. The policy ends on that date if the Insured is still alive and the maturity benefit is paid.


If the Insured survives to the maturity date and You would like to continue the policy, We will extend the maturity date as long as this policy still qualifies as life insurance according to the Internal Revenue Service and Your state.

In order to extend the maturity date, all of the following conditions must be satisfied:

      (a)   The policy cannot be in the grace period;

      (b) All of the policy fund must be transferred to either the General Account or the Money Market investment division; and

      (c)   Death Benefit option 1 must be elected.


(See "Extended Maturity Option" in the "Additional Benefits" section on page 33 for further details about this option).

If the maturity date is extended, the policy may not qualify as life insurance and there may be tax consequences. A tax advisor should be consulted before You elect to extend the maturity date. See "Tax Effects" on page 64. In order to continue the policy beyond the original maturity date, We require that the death benefit not exceed the policy fund on the original maturity date.


WE OWN THE ASSETS OF OUR SEPARATE ACCOUNT

We own the assets of Our Separate Account and use them to support Your policy and other variable life policies. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our General Account. The assets in the Separate Account generally are not chargeable with liabilities arising out of any other business We conduct. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

CHANGING THE SEPARATE ACCOUNT

We have the right to modify how We operate Our Separate Account. We have the right to:

      o add investment divisions to, or remove investment divisions from, Our Separate Account;

      o     combine two or more investment divisions within Our Separate
            Account;

      o withdraw assets relating to the policy from one investment division and put them into another;

      o eliminate the shares of a portfolio and substitute shares of another portfolio of the funds or another open-end investment company. This may happen if the shares of the portfolio are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the purposes of the Separate Account A;

      o register or end the registration of Our Separate Account under the Investment Company Act of 1940;

      o operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of interested parties of Midland National);

      o disregard instructions from policy owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory policy. (We would do so only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation); and

      o operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In choosing these investments, We will rely on Our own judgment or that of an outside advisor for advice. In addition, We may disapprove of any change in investment advisors or in investment policies unless a law or regulation provides differently.

If automatic allocations (such as premiums automatically deducted from your paycheck or bank account, or dollar cost averaging or automatic rebalancing) are being made into an investment division that is removed or no longer available, and if You do not give Us other instructions, then any amounts that would have gone into the removed or closed investment division will be allocated to the money market investment division.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of Your insurance policy (based on material misstatements in the application) if it appears that the Insured person is not actually covered by the policy under Our rules. There are limits on how and when We can challenge the policy:

      o We cannot challenge the policy after it has been in effect, during the Insured person's lifetime, for two years from the date the policy was issued or reinstated. (Some states may require Us to measure this in some other way.)

      o We cannot challenge any policy change that requires evidence of insurability (such as an increase in face amount) after the change has been in effect for two years during the Insured's lifetime.

      o We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the Insured person in the event that the Insured person becomes totally disabled.

      o If the Insured person dies during the time that We may challenge the validity of the policy, then We may delay payment until We decide whether to challenge the policy.

      o If the Insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed. They will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the Insured person's correct age and sex.

      o If the Insured person commits suicide within two years after the date on which the policy was issued, then the death benefit will be limited to the total of all paid premiums minus the amount of any outstanding policy loan and loan interest minus any partial withdrawals of net cash surrender value. If the Insured person commits suicide within two years after the effective date of Your requested face amount increase, then We will pay the face amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (Some states require Us to measure this time by some other date).

YOUR PAYMENT OPTIONS

You may choose for policy benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If You do not arrange for a specific form of payment before the Insured person dies, then the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, then the beneficiary cannot change Your choice. Payment options will also be subject to Our rules at the time of selection.

Lump Sum Payments
In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing checking account, called the "Midland Access Account" for the beneficiary in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not Insured by the FDIC or any other government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Accounts.

Optional Payment Methods
Our consent is required when an optional payment is selected and the payee is either an assignee or not a natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $5,000 and periodic payments are at least $50.
You have the following options:

      1) Interest Payments: The money will stay on deposit with Us for a period that We agree upon. You will receive interest on the money at a declared interest rate.

      2)    Installment Options: There are two ways that We pay installments:

            a) Fixed Period: We will pay the amount applied in equal installments plus applicable interest, for a specified time, up to 30 years.

            b) Fixed Amount: We will pay the sum in installments in an amount that We agree upon. We will continue to pay the installments until We pay the original amount, together with any interest You have earned.

      3) Monthly Life Income Option: We will pay the money as monthly income for life. You may choose from 1 of 5 ways to receive this income. We will guarantee payments for:

            (1)   at least 5 years (called "5 Years Certain");

            (2)   at least 10 years (called "10 Years Certain");

            (3)   at least 15 years (called "15 Years Certain");

            (4)   at least 20 years (called "20 Years Certain"); or

            (5) payment for life. With a life only payment option, payments will only be made as long as the payee is alive. Therefore, if the payee dies after the first payment, only one payment will be made.

      4) Other: You may ask Us to apply the money under any option that We make available at the time the benefit is paid.

We guarantee interest under the deposit and installment options at 2.75% a year, but We may allow a higher rate of interest.

The beneficiary, or any other person who is entitled to receive payment, may name a successor to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.
We must approve any arrangements that involve more than one of the payment options, or a payee who is a fiduciary or not a natural person. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect. These include:

      o     rules on the minimum amount We will pay under an option,

      o     minimum amounts for installment payments,

      o withdrawal or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment),

      o the naming of people who are entitled to receive payment and their successors, and

      o     the ways of proving age and survival.


You will choose a payment option (or any later changes) and Your choice will take effect in the same way as it would if You were changing a beneficiary. (See "YOUR BENEFICIARY" below). Any amounts that We pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.


Even if the death benefit under the policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the Insured's death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under payment options.

YOUR BENEFICIARY

You name Your beneficiary in Your policy application. The beneficiary is entitled to the death benefits of the policy. You may change the beneficiary during the Insured's lifetime by writing to Our Executive Office. If no beneficiary is living when the Insured dies, We will pay the death benefit to the owner or the owner's estate.

ASSIGNING YOUR POLICY

You may assign Your rights in this policy. You must send a copy of the assignment to Our Executive Office. We are not responsible for the validity of the assignment or for any payment We make or any action We take before We receive notice of the assignment. An absolute assignment is a change in ownership. There may be tax consequences.

WHEN WE PAY PROCEEDS FROM THIS POLICY

We will generally pay any death benefits, net cash surrender value, or loan proceeds within seven days after receiving the required form(s) at Our Executive Office. Death benefits are determined as of the date of the Insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions. We pay interest from the date of death to the date of payment.

We may delay payment for one or more of the following reasons:

      (1) We are investigating the claim, contesting the policy, determining that the beneficiary is qualified to receive the proceeds (e.g., is not a minor or responsible for causing the death), or resolving other issues that must be determined before payment (e.g., conflicting claims to the proceeds).

      (2) We cannot determine the amount of the payment because the New York Stock Exchange is closed, the SEC has restricted trading in securities, or the SEC has declared that an emergency exists.

      (3)   The SEC permits Us to delay payment to protect Our policy owners.

We may also delay any payment until Your premium checks have cleared Your bank. We may defer payment of any loan amount, withdrawal, or surrender from the General Account for up to six months after We receive Your request. We will not defer payment if it is used to pay premiums on policies with Us.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, requires Us to reject a premium payment and/or "freeze" or block Your policy fund. If these laws apply in a particular situation, We would not be allowed to process any request for withdrawals, loans, surrenders, or death benefits, make transfers, or continue making payments under Your payment option. If a policy fund were frozen, the policy fund would be moved to a special segregated interest bearing account and held in that account until We receive instructions from the appropriate federal regulator. We may also be required to provide information about You and Your policy to government agencies and departments.

CHANGE OF ADDRESS NOTIFICATION

To protect You from fraud or theft, We may verify any changes in address You request by sending a confirmation of the change of address to Your old address.

YOUR VOTING RIGHTS AS AN OWNER

We invest the assets of Our Separate Account divisions in shares of the funds' portfolios. Midland National is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:

      o     to elect the funds' Boards of Directors,

      o     to ratify the selection of independent auditors for the funds, and

      o on any other matters described in the funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though We own the shares, We give You the opportunity to tell Us how to vote the number of shares that are allocated to Your policy. We will vote at shareholder meetings according to Your instructions.

The funds will determine how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all policy owners, then We will vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We will also vote any fund shares that We alone are entitled to vote in the same proportions that policy owners vote. The effect of this proportional voting is that a small number of policy owners may control the outcome of a vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the fund in Our own right or to restrict policy owner voting, then We may do so.

You may participate in voting only on matters concerning the fund portfolios in which Your policy fund has been invested. We determine Your voting shares in each division by dividing the amount of Your policy fund allocated to that division by the net asset value of one of the corresponding fund portfolio. This is determined as of the record date set by the funds' Boards for the shareholders meeting. We count fractional shares.

If You have a voting interest, We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the funds' advisor or the investment policies of its portfolios. We will advise You if We do.

Other insurance companies own shares in the funds to support their variable insurance products. We do not foresee any disadvantage to this. Nevertheless, the funds' Boards of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We disagree with any fund action, then We will see that appropriate action is taken to protect Our policy owners.

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Our affiliate, Sammons Securities Company, LLC ("Sammons Securities Company") for the distribution and sale of the policies. Sammons Securities Company is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Securities Company offers the policies through its registered representatives. Sammons Securities Company may enter into written sales agreements with other broker-dealers ("selling firms") for the sale of the policies. We pay commissions to Sammons Securities Company for sales of the Policies by its registered representatives as well as by selling firms.


Sales commissions may vary, but the maximum commission payable for policy sales is 100% of premiums during policy year 1, 1% during policy years 2-15, and 0% following policy year 15. We may also pay additional commissions calculated as a percentage of Your policy fund value at specified times (e.g. at the end of the fifth policy year). Further, for each premium received following an increase in base face amount, a commission on that premium will be paid up to the target premium for the increase in each year. The commission for the increase in face amount will be calculated using the commission rates for the corresponding policy year. We pay commissions for policies sold to policy owners in the substandard risk underwriting class and for rider premiums based on Our rules at the time of payment. We may also pay additional amounts and reimburse additional expenses of Sammons Securities Company based on various factors.


We also pay for some of Sammons Securities Company's expenses, including the following sales expenses: registered representative training allowances; compensation and bonuses for the Sammons Securities Company's management team; advertising expenses; and all other expenses of distributing the policies. Sammons Securities Company pays its registered representatives all or a portion of the commissions received for their sales of policies. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that We may provide jointly with Sammons Securities Company.

Non-cash items that We and Sammons Securities Company may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. In addition, Sammons Securities Company's registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the policies may help registered representatives and/or their managers qualify for such benefits. Sammons Securities Company's registered representatives and managers may receive other payments from Us for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask Your registered representative for further information about what Your registered representative and the selling firm for which he or she works may receive in connection with Your purchase of a policy.


We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the policy: (a) the premium load; (b) the surrender charge; (c) the percent of fund value; (d) the cost of insurance deduction; (e) payments, if any, received from the funds or their managers; and
(f) investment earnings on amounts allocated under policies to the General Account. Commissions and other incentives or payments described above are not charged directly to You or the Separate Account but they are reflected in the fees and charges that you do pay directly or indirectly.


The Statement of Additional Information (SAI) can provide You with more detailed information about distribution expenses, commissions, and compensation than is contained in this prospectus. A free copy of the SAI can be obtained by calling
(800) 272-1642 or by contacting Your registered representative.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on them, the Separate Account, or Sammons Securities Company, LLC.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Separate Account's financial statements and You should consider Our financial statements only as bearing upon Our ability to meet Our obligations under the policies. For a free copy of these financial statements and/or the Statement of Additional Information, please call or write to Us at Our Executive Office.

                                  ILLUSTRATIONS

Following are a series of tables that illustrate how the policy funds, cash surrender values, and death benefits of a hypothetical policy change with the investment performance of the funds. The tables show how the policy funds, cash surrender values, and death benefits of the hypothetical policy issued to a representative Insured of a given age and given premium would vary over time if the return on the assets held in each portfolio of the funds were a constant gross, after tax annual rate of 0%, 6%, or 12%. All values labeled as current reflect the current level of product charges that are being assessed at the date of this prospectus, and the values labeled as guaranteed reflect the maximum level of product charges that can ever be assessed for the sample policy shown. Both current and guaranteed values use the arithmetic average of the fund manager expenses.


The tables on pages 68 through 70 illustrate a hypothetical policy issued to a male, age 40, under a standard non-smoker underwriting risk classification. The payment amount used in the table represents the typical premium payment We expect a representative policy owner to make. We expect that the hypothetical policy owner will buy a policy with an initial face amount of $XXXX and make monthly payments of $XXX on each monthly anniversary. The policy funds, cash surrender values, and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual policy years.


The amount of the policy fund that exceeds the cash surrender value during the surrender charge period is due to the surrender charge. For policy years eleven and after, the policy fund and cash surrender value are equal, since the surrender charge has reduced to zero.

Zero values in the death benefit column of the illustration indicate the policy would lapse under the stated assumptions unless additional premium payments are made.


The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the policy funds and the fourth and seventh column illustrate the cash surrender values of the policy over the designated period. The policy funds shown in the third column and the policy funds shown in the fourth column assume the monthly deduction for the cost of insurance is based upon the current cost of insurance rates. The policy funds shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly deduction for cost of insurance is based upon the cost of insurance rates that We guarantee. The maximum monthly deduction for cost of insurance rates allowable under the policy is based on the Commissioner's 2001 Standard ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of the policy over the designated period. The illustrations of the death benefits reflect the same assumptions as the policy fund and cash surrender values. The amounts shown for the death benefit, policy funds, and cash surrender values reflect the fact that the net investment return of the divisions of our Separate Account is lower than the gross, after-tax return on the assets in the funds, as a result of expenses paid by the funds and charges levied against the divisions of our Separate Account. The illustrations also reflect the 5.0% premium load (for the first 15 years on a current basis) deducted from each premium, and the $10.00 per month expense charge as well as current and guaranteed cost of insurance deductions.

The policy funds shown assume the deductions of the portfolios' daily investment advisory fees and operating expenses equivalent to an annual rate of 0.XX% of the aggregate average daily net assets of the Portfolios of the funds (the average rate of the Portfolios for the period ending December 31, 2007) for each investment division. We have assumed that the values are allocated across all investment divisions equally. Voluntary waivers and reimbursements of portfolio expenses are not reflected in the illustrated tables. The actual fees and expenses associated with the policy may be more or less than 0.83% and will depend on how allocations are made to each investment division. The policy funds also take into account the percent of fund value charge which is equivalent to a charge at an annual rate of 0.90% of the average net assets of the divisions of Separate Account A. We guarantee to reduce this charge to 0.10% after the 10th policy year. After reductions for the mortality and expense risk charge and average portfolio expenses, the assumed gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates -1.73%, 4.27% and 10.27% respectively and to -0.93%, 5.07% and 11.07%, respectively after year 10.


The approximate net annual rates do not include premium charges, cost of insurance deductions, surrender charges, expense charges nor any charges for additional benefits.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland National is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the policy funds, cash surrenders values, and death benefits illustrated.

The tables illustrate the policy funds that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policy owner varied the amount or frequency of premium payments. The tables also assume that the policy owner has not requested an increase or decrease in face amount, that no withdrawals have been made and no withdrawal charges imposed, that no policy loans have been taken, and that no transfers have been made and no transfer charges imposed.

The hypothetical investment rates of return are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical rates of return. The actual return on Your policy fund will depend on many factors some of which are the amounts You allocate to particular investment divisions, the amounts deducted for the policy's monthly deductions, the portfolio's fees and expenses, and Your loan and withdrawal history in addition to the actual investment performance of the portfolios.

Depending on the timing and degree of fluctuation in actual investment returns, the actual investment returns, the actual policy fund could be substantially less than those shown, and may, under circumstances, result in the lapse of the policy unless You make more than the stated premium payment.

Personalized illustrations of death benefits, cash surrender values, and policy funds are available upon request, since the cost of insurance and other charges also differ significantly from the values in the hypothetical shown in the tables below. You can obtain a personalized illustration or make other policy inquiries by contacting Our Executive Office at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                        Phone: (800) 272-1642 (toll-free)
                               Fax: (605) 335-3621

            MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL-DB
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-SMOKER ISSUE AGE 40                                                                 MONTHLY RATE OF RETURN: 0%
$375,000 INITIAL FACE AMOUNT                                                                ASSUMED MONTHLY PREMIUM(1): $XXX.XX


                                Assuming Current Costs                              Assuming Guaranteed Costs
                        Premiums
                  Accumulated at                       Cash                                        Cash
   End of        5% Interest Per                  Surrender                                   Surrender
    Year                    Year   Policy Fund        Value  Death Benefit    Policy Fund         Value   Death Benefit
            1
            2
            3
            4
            5
            6
            7
            8
            9
           10
           15
           20
           25
           30
           35
           40
           45
           50
           55
           60

      1.    ASSUMES A $XXX.XX PREMIUM IS PAID AT THE BEGINNING OF EACH MONTHLY
            ANNIVERSARY. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A
            DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

      2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO
            VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM
            PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

            MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL-DB
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-SMOKER ISSUE AGE 40                                                                  ANNUAL RATE OF RETURN: 6%
$375,000 INITIAL FACE AMOUNT                                                                 ASSUMED MONTHLY PREMIUM(1): $XXX.XX

                                Assuming Current Costs                             Assuming Guaranteed Costs
                        Premiums
                  Accumulated at                       Cash                                       Cash
                 5% Interest Per                  Surrender                                  Surrender
 End of Year                Year   Policy Fund        Value  Death Benefit   Policy Fund         Value  Death Benefit
            1
            2
            3
            4
            5
            6
            7
            8
            9
           10
           15
           20
           25
           30
           35
           40
           45
           50
           55
           60

      1.    ASSUMES A $XXX.XX PREMIUM IS PAID AT THE BEGINNING OF EACH MONTHLY
            ANNIVERSARY. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A
            DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

      2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO
            VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM
            PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.



            MIDLAND NATIONAL LIFE INSURANCE COMPANY - VUL-DB
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


DEATH BENEFIT OPTION 1                                                                                ASSUMED HYPOTHETICAL GROSS
MALE STANDARD NON-SMOKER ISSUE AGE 40                                                                 ANNUAL RATE OF RETURN: 12%
$375,000 INITIAL FACE AMOUNT                                                                ASSUMED MONTHLY PREMIUM (1): $XXX.XX

                                Assuming Current Costs                             Assuming Guaranteed Costs
                        Premiums
                  Accumulated at                       Cash                                       Cash
                 5% Interest Per                  Surrender                                  Surrender
 End of Year                Year   Policy Fund        Value  Death Benefit   Policy Fund         Value  Death Benefit
            1
            2
            3
            4
            5
            6
            7
            8
            9
           10
           15
           20
           25
           30
           35
           40
           45
           50
           55
           60


      1.    ASSUMES A $XXX.XX PREMIUM IS PAID AT THE BEGINNING OF EACH MONTHLY
            ANNIVERSARY. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A
            DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

      2.    ASSUMES THAT NO POLICY LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO
            VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM
            PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF
RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN
AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY
THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE
POLICY FUND, CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE
DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED
OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE
ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED
FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                   DEFINITIONS

Accumulation Unit means the units credited to each investment division in the Separate Account.

Age means the age of the Insured person on his/her last birthday preceding the policy date.

Attained Age means the age of the Insured person on his/her birthday preceding a policy anniversary date.

Beneficiary means the person or persons to whom the policy's death benefit is paid when the Insured dies.

Business Day means any day the New York Stock Exchange is open for regular trading. Our business day ends when the New York Stock Exchange closes for regular trading (generally 3:00 p.m. Central Time).

Cash Surrender Value means the policy fund on the date of surrender, less any surrender charge.

Death Benefit means the amount payable under Your policy when the Insured dies.

Evidence of Insurability means evidence, satisfactory to Us, that the Insured person is insurable and meets Our underwriting standards.

Executive Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions, changes in face amount, or other such action regarding Your policy. The address is:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193

You may also reach Us at Our Executive Office by calling Us toll-free at (800) 272-1642 or faxing Us at (605) 373-8557

Face Amount means the amount stated on the face of Your policy that will be paid either upon the death of the Insured or the policy maturity, whichever is earliest.

Funds means the investment companies, commonly called mutual funds, available for investment by Separate Account A on the policy date or as later changed by Us.

Inforce means the Insured's life remains Insured under the terms of the policy.

Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified portfolio of the fund.

Modified Endowment Contract (MEC) is a policy where premiums are paid more rapidly than the rate defined by a 7-pay test.

Monthly Anniversary means the day of each month that has the same numerical date as the policy date.

Net Cash Surrender Value means the cash surrender value less any outstanding policy debt.

Net Premium means the premium paid less a deduction for the premium load and less any per premium expenses.

No Lapse Guarantee Period means the amount of time this policy is guaranteed to remain inforce if the sum of the premiums paid, less any policy debt and withdrawals, is equal to or greater than the no lapse guarantee premium requirement.

Policy Anniversary means the same month and day of the policy date in each year following the policy date.

Policy Date means the date insurance coverage is effective and from which policy anniversaries and policy years are determined.

Policy Debt means the total loan on the policy on that date plus the interest that has accrued but has not been paid as of that date.

Policy Fund means the sum of monies in Our Separate Account A attributable to Your inforce policy plus any monies in Our General Account for Your policy.

Policy Month means a month that starts on a monthly anniversary and ends on the following monthly anniversary.

Policy Year means a year that starts on the policy date or on each anniversary thereafter.


Premium Guarantee Accounts means a reference value used to determine whether the Premium Guarantee Rider is in force to provide the benefit.


Record Date means the date the policy is recorded on Our books as an inforce policy.

Separate Account means Our Separate Account A which receives and invests Your net premiums under the policy.

Specified Amount means the face amount of the policy. The term "specified amount" used in Your policy has the same meaning as the term "face amount" used in this prospectus.

Surrender Charge means a charge made only upon surrender of the policy.

The Statement of Additional Information (SAI) can provide You with more detailed information about Midland National Life Insurance Company and the Midland National Life Separate Account A, including more information about distribution expenses, commissions and compensation than is contained in this prospectus. The SAI is incorporated by reference into this prospectus and is legally a part of this prospectus. A free copy of the SAI can be obtained by calling (800) 272-1642 or by contacting Your registered representative. We will send You a copy of the SAI within 3 business days of Your request.

Personalized illustrations of death benefits, cash surrender values, and cash values are also available free of charge upon request. You can obtain a personalized illustration or make other policy inquiries by contacting Our Executive Office at:

                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                                 (800) 272-1642

Information about Midland National Life Insurance Company can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the SEC at 202-551-8090. Reports and other information about Midland National Life Insurance Company are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549-0102.


SEC File No.   811-05271

                   STATEMENT OF ADDITIONAL INFORMATION FOR THE


                          VARIABLE UNIVERSAL LIFE - DB

                 Flexible Premium Variable Universal Life Policy
                                   Issued By:

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY
             (through the Midland National Life Separate Account A)





This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the Variable Universal Life Insurance Policy - DB ("policy") offered by Midland National Life Insurance Company. You may obtain a free copy of the prospectus dated January XX, 2008, by contacting Us at Our Executive Office:




                     Midland National Life Insurance Company
                                One Midland Plaza
                              Sioux Falls, SD 57193
                           (605) 335-5700 (telephone)
                      (800) 272-1642 (toll-free telephone)
               (605) 373-8557 (facsimile for transaction requests)
             (605) 335-3621 (facsimile for administrative requests)



Terms used in the current prospectus for the policy are incorporated in this statement.





This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for this policy and the prospectuses for the 62 Portfolios currently available in the policy.






                             Dated January XX, 2008

                                Table of Contents
TABLE OF CONTENTS.............................................................2
THE POLICY....................................................................3

      POLICYOWNER.............................................................3
      DEATH BENEFIT...........................................................3
      PAYMENT OPTIONS.........................................................6
      PREMIUM LIMITATIONS.....................................................6
ABOUT US......................................................................6
      MIDLAND NATIONAL LIFE INSURANCE COMPANY.................................6
      OUR SEPARATE ACCOUNT A..................................................6
      OUR REPORTS TO POLICYOWNERS.............................................7
      DIVIDENDS...............................................................7
      DISTRIBUTION OF THE POLICIES............................................7
      REGULATION..............................................................8
      DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC......................8
      LEGAL MATTERS...........................................................9
      FINANCIAL MATTERS.......................................................9
      ADDITIONAL INFORMATION..................................................9
PERFORMANCE...................................................................9
      HISTORICAL ANNUALIZED RETURNS...........................................9
      HISTORICAL CUMULATIVE RETURNS..........................................10
ILLUSTRATIONS................................................................12
FINANCIAL STATEMENTS.........................................................12

                                   THE POLICY

The entire contract is made up of the policy, including any supplemental benefit, schedules, the signed written application for the policy, and any attached supplemental written application(s). We assume that each statement made in the written application is made to the best of the knowledge and belief of the person(s) who made them and, in the absence of fraud, those statements are deeded to be representations and not warranties. We cannot use any statement to deny a claim or to void the policy unless it is contained in a written application that is made part of the policy by attachment or insertion.

POLICYOWNER

The policyowner is the Insured unless another individual has been named in the application. As policyowner, You are entitled to exercise all rights under Your policy while the Insured is alive. Without any beneficiary consent You can:

1.        Transfer ownership of Your policy by absolute assignment;
2.        Designate, change or revoke a contingent owner; or
3.        Change any revocable beneficiary during the Insured's lifetime.


With each irrevocable beneficiary's consent, You may:

1.        Change the irrevocable beneficiary during the insured's lifetime;
2. Receive any benefit, exercise any right, and use any privilege granted by Your policy allowed by Us; or
3.        Agree with Us to any change or amendment of Your policy.


If You die while the Insured is alive, the contingent owner, if any, will become the owner. If there is no contingent owner, ownership will pass to Your estate.


DEATH BENEFIT

As long as the policy is still inforce, We will pay the death benefit to the beneficiary when the Insured dies. Federal tax law may require a greater death benefit than the one provided for in Your policy. This benefit is a percentage multiple of Your policy fund. The percentage declines as the Insured person gets older (this is referred to as the "corridor" percentage). The minimum death benefit will be Your policy fund on the day the Insured person dies multiplied by the percentage for his or her age. For this purpose, age is the attained age (last birthday) at the beginning of the policy year of the Insured person's death. Below is a table of corridor percentages and some examples of how they work.


                                             Table of Corridor Percentages
                                                            Based on Policy Fund

  If the Insured       The Death Benefit Will Be At       If the Insured     The Death Benefit Will Be At Least
   Person's Age       Least Equal To This Percent Of       Person's Age         Equal To This Percent Of The
     Is This                  The Policy Fund                Is This                     Policy Fund
     -------                  ---------------                -------                     -----------
       0-40                        250%                         60                          130%
        41                         243%                         61                          128%
        42                         236%                         62                          126%
        43                         229%                         63                          124%
        44                         222%                         64                          122%
        45                         215%                         65                          120%
        46                         209%                         66                          119%
        47                         203%                         67                          118%
        48                         197%                         68                          117%
        49                         191%                         69                          116%
        50                         185%                         70                          115%
        51                         178%                         71                          113%
        52                         171%                         72                          111%
        53                         164%                         73                          109%
        54                         157%                         74                          107%
        55                         150%                       75-90                         105%
        56                         146%                         91                          104%
        57                         142%                         92                          103%
        58                         138%                         93                          102%
        59                         134%                         94                          101%
                                                              95-99                         100%

These percentages are based on federal income tax law which requires a minimum death benefit, in relation to policy fund, for Your policy to qualify as life insurance.


For example, assume the Insured person is 55 years old and the face amount is $100,000. The "corridor percentage" at that age is 150%. Under option 1, the death benefit will generally be $100,000. However, when the policy fund is greater than $66,666,67, the corridor percentage applies and the death benefit will be greater than $100,000 (since 150% of $66,666.67 equals $100,000). In this case, at age 55, We multiply the policy fund by a factor of 150%. So if the policy fund were $70,000, then the death benefit would be $105,000.


Under option 2, the death benefit is the face amount plus the policy fund. In this example, if a 55 year-old had a face amount of $100,000 and a policy fund of $200,000, then the death benefit would be $300,000. This figure results from either: (a) adding the face amount to the policy fund or (b) multiplying the policy fund by the corridor percentage. For all policy funds higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the policy fund above $200,000, the death benefit would increase by $1.50 (at that age).


                                       Table of Corridor Percentages Cash Value Accumulation Test
                                                      Male, Standard Non-Tobacco
                                                            Based on Policy Fund

     If the Insured       The Death Benefit Will be at      If the Insured     The Death Benefit Will be at Least
     Person's Policy     Least Equal to This Percent of    Person's Policy     Equal to This Percent of The Policy
       Age is this              The Policy Fund              Age is this                      Fund

           35                                                    68
           36                                                    69
           37                                                    70
           38                                                    71
           39                                                    72
           40                                                    73
           41                                                    74
           42                                                    75
           43                                                    76
           44                                                    77
           45                                                    78
           46                                                    79
           47                                                    80
           48                                                    81
           49                                                    82
           50                                                    83
           51                                                    84
           52                                                    85
           53                                                    86
           54                                                    87
           55                                                    88
           56                                                    89
           57                                                    90
           58                                                    91
           59                                                    92
           60                                                    93
           61                                                    94
           62                                                    95
           63                                                    96
           64                                                    97
           65                                                    98
           66                                                    99
           67                                                   100

Example - Assuming Guideline Premium Test

Assume the Insured person is 55 years old and the face amount is $100,000. The "corridor percentage" for the Guideline Premium Test at that age is 150%. Under option 1, the death benefit will generally be $100,000. However, when the policy fund is greater than $66,666,67, the corridor percentage applies and the death benefit will be greater than $100,000 (since 150% of $66,666.67 equals $100,000). In this case, at age 55, We multiply the policy fund by a factor of 150%. So if the policy fund were $70,000, then the death benefit would be $105,000.

Under option 2, the death benefit is the face amount plus the policy fund. In this example, if a 55 year-old had a face amount of $100,000 and a policy fund of $200,000, then the death benefit would be $300,000. This figure results from either: (a) adding the face amount to the policy fund or (b) multiplying the policy fund by the corridor percentage. For all policy funds higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the policy fund above $200,000, the death benefit would increase by $1.50 (at that age).

Example - Assuming Cash Value Accumulation Test

Assume the insured person is 55 years old, male standard non- tobacco and the face amount is $100,000. The "corridor percentage" for the Cash Value Accumulation Test at that age is 221%. Under option 1, the death benefit will generally be $100,000. However, when the policy fund is greater than $45,248.87, the corridor percentage applies and the death benefit will be greater than $100,000 (since 221% of $45,248.87 equals $100,000). In this case, at age 55, We multiply the policy fund by a factor of 221%. So if the policy fund were $70,000, then the death benefit would be $154,700.

Under option 2, the death benefit is the face amount plus the policy fund. In this example, if a 55 year-old had a face amount of $100,000 and a policy fund of $82,644.63, then the death benefit would be $182,644.63. This figure results from either: (a) adding the face amount to the policy fund or (b) multiplying the policy fund by the corridor percentage. For all policy funds higher than this level, the corridor percentage would apply. Therefore, for every $1.00 added to the policy fund above $82,644.63, the death benefit would increase by $2.21 (at that age).


PAYMENT OPTIONS

You may choose for policy benefits and other payments (such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment. Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues pursuant to the option chosen. If You do not arrange for a specific form of payment before the Insured person dies, then the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, then the beneficiary cannot change Your choice. Payment options will also be subject to Our rules at the time of selection.


PREMIUM LIMITATIONS
Federal law limits the premiums that can be paid if this policy is to qualify as life insurance for tax purposes. We will not accept a premium that would cause this limit to be exceeded. If We accept such a premium in error, We will refund it as soon as the error is discovered.

If a policy change is executed that causes this policy to exceed the maximum premium limits allowed by federal law, We will refund the excess premium when the total premiums paid exceed the federal limits.

We will accept any premium needed to keep this policy in force.

                                    ABOUT US

MIDLAND NATIONAL LIFE INSURANCE COMPANY
We are Midland National Life Insurance Company, a stock life insurance company. We were organized, in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name, Midland National Life Insurance Company, was adopted in 1925. We redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

OUR SEPARATE ACCOUNT A
The "Separate Account" is Our Separate Account A, established under the insurance laws of the State of Iowa. It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. Income, gains and losses credited to, or charged against, the Separate Account reflects the investment experience of the Separate Account and not the investment experience of Midland National's other assets. The assets of the Separate Account may not be used to pay any of Our other liabilities We are obligated to pay all amounts guaranteed under the policy.


The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding portfolio of the funds. You may allocate part or all of Your net premiums in up to ten of the forty-five investment divisions of Our Separate Account at any one time.


OUR REPORTS TO POLICYOWNERS
We currently intend to send You reports shortly after the end of the third, sixth, ninth, and twelfth policy months of each policy year that show:

      o     the current death benefit for Your policy,

      o     Your policy fund,

      o     information about investment divisions,

      o     the cash surrender value of Your policy,

      o     the amount of Your outstanding policy loans,

      o     the amount of any interest that You owe on the loan, and

      o     information about the current loan interest rate.

The annual report will show any transactions involving Your policy fund that occurred during the policy year. Transactions include Your premium allocations, Our deductions, and Your transfer or withdrawals. The annual or other periodic statements provide confirmations of certain regular, periodic items (such as monthly deductions and premium payments by Civil Service Allotment or automatic checking account deductions). We may change these reporting practices. Confirmations will be sent to You for transfers of amounts between investment divisions and certain other policy transactions.

Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance policy is delivered.

We will send You semi-annual reports with financial information on the funds.

DIVIDENDS
We do not pay any dividends on these policies.

DISTRIBUTION OF THE POLICIES
The policies are offered to the public on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.


Sammons Securities Company, LLC ("Sammons Securities Company") serves as principal underwriter for the policies. Sammons Securities Company is a Delaware limited liability company and is its home office is located at 4261 Park Road, Ann Arbor, Michigan 48103. Sammons Securities Company is an indirect, wholly-owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas which in turn is the ultimate parent company Midland National Life Insurance Company. Sammons Securities Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. Sammons Securities Company offers the policies through its registered representatives. Sammons Securities Company is a member of the Securities Investor Protection Corporation. Sammons Securities Company also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Registered representatives are appointed as our insurance agents.


Sammons Securities Company received sales compensation with respect to the contracts under the Midland National Life Separate Account A in the following amounts during the years indicated:

---------------------- ---------------------------------------------- -----------------------------------------------------
                       Aggregate Amount of Commissions Paid to        Aggregate Amount of Commissions retained by
Fiscal year            Sammons Securities Company *                   Sammons Securities Company*
---------------------- ---------------------------------------------- -----------------------------------------------------
2005                   $10,657,189                                    $208,742
---------------------- ---------------------------------------------- -----------------------------------------------------
2006                   $8,802,816                                     $88,356
---------------------- ---------------------------------------------- -----------------------------------------------------

2007                   $                                              $

---------------------- ---------------------------------------------- -----------------------------------------------------
* Includes total sales compensation paid to registered persons of Sammons
Securities Company and an underwriting fee of 1.25% of first-year commissions paid to Sammons Securities Company for all of Midland National's variable universal life insurance policies under Separate Account A.


Sammons Securities Company passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the policies. However, under the distribution agreement with Sammons Securities Company, We pay the following sales expenses:

      o     sales representative training allowances,

      o     deferred compensation and insurance benefits,

      o     advertising expenses, and

      o     all other expenses of distributing the policies.

We and/or Sammons Securities Company may pay certain selling firms additional amounts for

      o "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives;

      o     sales promotions relating to the policies;

      o costs associated with sales conferences and educational seminars for their sales representatives; and

      o     other sales expenses incurred by them.

We and/or Sammons Securities Company may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Pending regulatory approvals, We intend to distribute the policies in all states, except New York, and in certain United States possessions and territories.

REGULATION
We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell policies. This policy has been filed with and, as necessary, approved by insurance officials in those states. The provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell policies. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations.

We are also subject to various federal securities laws and regulations with respect to the Separate Account and the policies.

DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.
Employees of Sammons Enterprises, Inc. may receive a discount of up to 25% of first year premiums. Midland National is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Us will be paid into the employee's policy during the first year. All other policy provisions will apply.

LEGAL MATTERS
The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided certain legal advice relating to certain matters under the federal securities laws.

FINANCIAL MATTERS
The financial statements of Midland National Life Separate Account A and Midland National Life Insurance Company, included in this SAI and the registration statement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, for the periods indicated in their report which appears in this SAI. The address for PricewaterhouseCoopers LLP is Bank of America Plaza, 800 Market Street, St. Louis, MO 63101-2695. The financial statements have been included in reliance upon reports given upon the authority of the firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this SAI with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this SAI under the rules and regulations of the SEC. If You would like additional information, then You may obtain it from the SEC's main office in Washington, DC. You will have to pay a fee for the material.

                                   PERFORMANCE


Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the investment division and the funds. The information does not indicate or represent future performance. Total return quotations reflect changes in funds' share prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of the percent of fund value charge. The quotations will not reflect deductions from premiums (the premium charge, and any per premium expense charge), the monthly deduction from the policy fund (the expense charge, the cost of insurance charge, and any charges for additional benefits), the surrender charge, or other transaction charges. These fees and charges would have reduced the performance shown. Therefore, these returns do not show how actual investment performance will affect policy benefits. A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.


Midland National may advertise performance figures for the investment divisions based on the performance of a portfolio before the Separate Account commenced operations.

HISTORICAL ANNUALIZED RETURNS


As of December 31, 2007

---------------------------------------------------------------------------------------------------------------
              Investment Division                   Date of         1-Year         5-Year         Life of
                                                   Inception                                       Fund
---------------------------------------------------------------------------------------------------------------
AIM V.I. Financial Services Fund                   9/21/1999
---------------------------------------------------------------------------------------------------------------
AIM V.I. - Global Health Care Fund                 5/22/1997
---------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                    1/9/1989
---------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio          1/25/1995
---------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio             5/3/1993
---------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio      9/21/1988
---------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund                  5/1/1991
---------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation          11/20/1987
Fund
---------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund          10/30/1997
---------------------------------------------------------------------------------------------------------------
American Century VP International Fund             5/1/1994
---------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                     5/1/1996
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth Portfolio       1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio               9/6/1989
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio                    1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund Portfolio                  1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio               10/9/1986
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                      12/31/1996
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio        1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                      10/9/1986
---------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio                 9/19/1985
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio                   8/27/1992
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio       12/5/1988
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio                    12/28/1998
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio                4/1/1982
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                    1/28/1987
---------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Structured Small Cap             5/1/2006
Equity Fund
---------------------------------------------------------------------------------------------------------------
Lord Abbett Growth & Income                       12/11/1989
---------------------------------------------------------------------------------------------------------------
Lord Abbett International                          9/15/1999
---------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value                          9/15/1999
---------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth Series                     7/24/1995
---------------------------------------------------------------------------------------------------------------
MFS VIT Investors Trust Series                     10/9/1995
---------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series                       5/1/1998
---------------------------------------------------------------------------------------------------------------
MFS VIT Research Series                            7/26/1995
---------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio             5/1/2006
---------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio                     4/30/1998
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Low Duration Portfolio                   2/16/1999
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                    9/30/1999
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                  12/31/1997
---------------------------------------------------------------------------------------------------------------
Premier VIT OpCap Small Cap Portfolio              5/1/2006
---------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund                 9/1/1989
---------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund                 5/1/2006
---------------------------------------------------------------------------------------------------------------

Historical Cumulative Returns


As of December 31, 2007

---------------------------------------------------------------------------------------------------------------
              Investment Division                   Date of         1-Year         5-Year         Life of
                                                   Inception                                       Fund
---------------------------------------------------------------------------------------------------------------
AIM V.I. Financial Services Fund                   9/21/1999
---------------------------------------------------------------------------------------------------------------
AIM V.I. - Global Health Care Fund                 5/22/1997
---------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio                    1/9/1989
---------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio          1/25/1995
---------------------------------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio             5/3/1993
---------------------------------------------------------------------------------------------------------------
Alger American Small Capitalization Portfolio      9/21/1988
---------------------------------------------------------------------------------------------------------------
American Century VP Balanced Fund                  5/1/1991
---------------------------------------------------------------------------------------------------------------
American Century VP Capital Appreciation          11/20/1987
Fund
---------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth Fund          10/30/1997
---------------------------------------------------------------------------------------------------------------
American Century VP International Fund             5/1/1994
---------------------------------------------------------------------------------------------------------------
American Century VP Value Fund                     5/1/1996
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth Portfolio       1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager Portfolio               9/6/1989
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio                    1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund Portfolio                  1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio               10/9/1986
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                      12/31/1996
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities Portfolio        1/3/1995
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                      10/9/1986
---------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio                 9/19/1985
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500 Portfolio                   8/27/1992
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio       12/5/1988
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio                    12/28/1998
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio                4/1/1982
---------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                    1/28/1987
---------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Structured Small Cap             5/1/2006
Equity Fund
---------------------------------------------------------------------------------------------------------------
Lord Abbett Growth & Income                       12/11/1989
---------------------------------------------------------------------------------------------------------------
Lord Abbett International                          9/15/1999
---------------------------------------------------------------------------------------------------------------
Lord Abbett Mid-Cap Value                          9/15/1999
---------------------------------------------------------------------------------------------------------------
MFS VIT Emerging Growth Series                     7/24/1995
---------------------------------------------------------------------------------------------------------------
MFS VIT Investors Trust Series                     10/9/1995
---------------------------------------------------------------------------------------------------------------
MFS VIT New Discovery Series                       5/1/1998
---------------------------------------------------------------------------------------------------------------
MFS VIT Research Series                            7/26/1995
---------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio             5/1/2006
---------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio                     4/30/1998
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Low Duration Portfolio                   2/16/1999
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio                    9/30/1999
---------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio                  12/31/1997
---------------------------------------------------------------------------------------------------------------
Premier VIT OpCap Small Cap Portfolio              5/1/2006
---------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Hard Assets Fund                 9/1/1989
---------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Real Estate Fund                 5/1/2006
---------------------------------------------------------------------------------------------------------------

                                  ILLUSTRATIONS



Midland National may provide individual hypothetical illustrations of policy fund, cash surrender value, and death benefits based on the funds' historical investment returns. These illustrations will reflect the deduction of expenses in the funds and the deduction of policy charges, including the percent of fund value charge, the deductions from premiums, the monthly deduction from the policy fund and the surrender charge. The hypothetical illustrations are designed to show the performance that could have resulted if the policy had been in existence during the period illustrated and do not indicate what policy benefits will be in the future.


                              FINANCIAL STATEMENTS


The financial statements of Midland National Life Insurance Company included in this SAI should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland National Life Insurance Company to meet its obligations under the policies. They should not be considered as bearing upon the safety or investment performance of the assets held in the Separate Account.

                                                        PART C

                                                   OTHER INFORMATION
Item 26.    Exhibits


(a)  Board of Directors Resolutions.
Resolution of the Board of Directors of Midland National Life establishing the Separate Account A (2)

(b)  Custodian Agreements.  Not Applicable

(c)  Underwriting Contracts.
     1)   Principal Underwriting Agreement (9)

     2)   Selling Agreement (9)

     3)   Commission schedule (9)

(d)  Contracts.
          Form of Policy (6)

(e)  Applications.
               Application Form. (5)

(f)  Depositor's Certificate of Incorporation and By-Laws.

     1)   Articles of Incorporation of Midland National Life. (2)

     2)   By-Laws of Midland National Life. (2)

(g)  Reinsurance Contracts.

          Form of Reinsurance Contracts (9)

(h)  Participation Agreements.

     1.(a)  Form of Participation Agreements between Midland National Life Insurance Company and Fidelity
            Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. (1)

       (b)  Amendments to Participation Agreements for Fidelity Distributors Corporation/Variable Insurance
            Products Fund, and Variable Products Fund II. (1)

       (c)  Form of Participation Agreement between Midland National Life Insurance Company and Fidelity
            Distributors Corporation/Variable Insurance Products Fund III. (2)

       (d)  Form of Participation Agreement between Midland National Life Insurance Company and American
            Century Investment Services, Inc. (1)

       (e)  Form of Participation Agreement between Midland National Life Insurance Company and Lord Abbett
            Series Funds, Inc. (3)

       (f)  Amendments to Participation Agreement for Lord Abbett Series Funds, Inc. (4)

       (g)  Form of Participation Agreement between Midland National Life Insurance Company and Massachusetts
            Financial Variable Insurance Trusts. (3)

       (h)  Form of Participation Agreement between Midland National Life Insurance Company and Fred Alger
            Management, Inc. (7)

       (i)  Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products
            Fund III. (7)

       (j)  Form of Participation Agreement between Midland National Life Insurance Company and Van Eck Global
            Worldwide Insurance Trust. (8)

       (k)  Form of Participation Agreement between Midland National Life Insurance Company and Pacific
            Investment Management Company LLC. (9)

       (l)  Form of Participation Agreement between Midland National Life Insurance Company and AIM Distributors,
            Inc. (14)

       (m)  Form of Participation Agreement between Midland National Life Insurance Company and Goldman Sachs
            Variable Insurance Trust. (12)

       (n)  Form of Participation Agreement between Midland National Life Insurance Company and PIMCO Advisors
            VIT. (12)

       (o)  Form of Participation Agreement between Midland National Life Insurance Company and Neuberger
            Berman Advisers Management Trust. (12)

       (p)  Amendments to Participation Agreement for Van Eck Global Worldwide Insurance Trust. (13)

       (q)  Amendment to Participation Agreement for Goldman Sachs Variable Insurance Trust. (14)

       (r)  Amendment to Participation Agreement between Midland National Life Insurance Company and Premier
            VIT (formerly PIMCO Advisors VIT) and Allianz Global Investors Distributors LLC. (15)


       (s)  Form of Participation Agreement between Midland National Life Insurance Company and ProFund
            Advisors, LLC. (16)

       (t)  Amendment to Participation Agreement for ProFund Advisors, LLC. (18)

(i)  Administrative Contracts. Not Applicable.

(j)  Other Material Contracts.

(a)       AIM Fund Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between Midland National
              Life Insurance Company and A I M Investment Services, Inc.   (18)

(b)       Rule 22c-2 Agreement between Midland National Life Insurance Company and Fred Alger & Company,
              Inc.   (18)

(c)       Shareholder Information Agreement between Midland National Life Insurance Company and American
              Century Investment Services, Inc.   (18)

(d)       SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company
              and Fidelity Distributors Corporation.   (18)

(e)       Variable Annuity Shareholder Information Agreement between Midland National Life Insurance Company and Goldman Sachs Variable Insurance Trust.  (18)

(f)       Rule 22c-2 Agreement between Midland National and Lord Abbett Distributor LLC.  (18)

(g)       Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc.
              (18)

(h)       Rule 22c-2 Shareholder Information Access Agreement between Midland National and Neuberger Berman
              Management Inc.  (18)

(i)       Rule 22c-2 Amendment to Participation Agreement between Midland National and Allianz Global Investors
              Distributors, Inc., principal underwriters for Premier VIT and PIMCO Variable Insurance Trust.  (18)

(j)       Shareholder Information Agreement between Midland National and Van Eck Securities Corporation.  (18)



(k)  Legal Opinion.


1)        Opinion and Consent (18)


2)        Power of Attorney (17)



(l)  Actuarial Opinion.   (18)


(m)  Calculation of Illustrations (10)

(n)  Other Opinions.


     1)   Consent of Sutherland Asbill & Brennan LLP (18)

     2)   Consent of Independent Registered Public Accounting Firm (18)



(o)  Omitted Financial Statements.  Not Applicable.

(p)  Initial Capital Agreements.  Not Applicable.

(q)  Redeemability Exemption.  Memorandum describing Midland National Life's issuance, transfer and redemption procedures for the Policy. (11)
----------

(1)   Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 filed on April 23, 1997 (File
      No. 333-14061)
(2)   Incorporated herein by reference to Post-Effective Amendment No. 1 for Form S-6 on April 28, 1998 (File No.
      333-14061)
(3)   Incorporated herein by reference to Post-Effective Amendment No. 3 for Form S-6 on April 29, 1999 (File No.
      333-14061)
(4)   Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form S-6 on August 31, 1999 (File No.
      333-80975)
(5)   Incorporated herein by reference to Post-Effective Amendment No. 4 for Form S-6 on February 17, 2000 (File
      No. 333-14061)
(6)   Incorporated herein by reference to Post-Effective Amendment No. 5 for Form S-6 on April 28, 2000 (File No.
      333-14061)
(7)   Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File
      No. 333-14061)
(8)   Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on January 14, 2002 (File No.
      333-71800)
(9)   Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 29, 2003 (File No.
      333-14061)
(10)  Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 29, 2004 (File No.
      333-14081)
(11)  Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-6 on April 28, 2005 (File No.
      333-58300)
(12)  Incorporated herein by reference to Post-Effective Amendment No. 6 for Form N-4 on April 29, 2005 (File No.
      333-108437)
(13)  Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on November 24, 2004 (File
      No. 333-108437)
(14)  Incorporated herein by reference to Post-Effective Amendment No. 10 for Form N-6 on April 26, 2006 (File No.
      333-58300)
(15)  Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-6 on April 26, 2007 (File No.
      333-58300)
(16)  Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 28, 2006 (File No.
      333-128910)
(17)  Filed herewith
(18)  To be filed by amendment

Item 27.  Directors and Officers of the Depositor

--------------------------------------------------------------------- -----------------------------------------------------
                Name and Principal Business Address*                          Position and Offices with Depositor
--------------------------------------------------------------------- -----------------------------------------------------
Michael Masterson...............................................      Chief Executive Officer - Chairman
--------------------------------------------------------------------- -----------------------------------------------------

John Craig......................................................      Senior Vice President and Chief Financial Officer -
                                                                      Director

--------------------------------------------------------------------- -----------------------------------------------------
Robert Korba....................................................      Director
--------------------------------------------------------------------- -----------------------------------------------------
David E. Sams...................................................      Director
--------------------------------------------------------------------- -----------------------------------------------------
Steven C. Palmitier.............................................      President and Chief Operating Officer - Director
--------------------------------------------------------------------- -----------------------------------------------------
Stephen P. Horvat, Jr***.....................................         Senior Vice President - Legal
--------------------------------------------------------------------- -----------------------------------------------------
Melody Jensen................................................         Vice President, General Counsel, and Secretary
--------------------------------------------------------------------- -----------------------------------------------------
Gary J. Gaspar***...............................................      Senior Vice President and Chief Information Officer
--------------------------------------------------------------------- -----------------------------------------------------
Gary W. Helder..................................................      Vice President, Administration
--------------------------------------------------------------------- -----------------------------------------------------
Robert W. Buchanan..............................................      Vice President, New Business and Underwriting
--------------------------------------------------------------------- -----------------------------------------------------
Timothy A. Reuer................................................      Vice President, Product Development
--------------------------------------------------------------------- -----------------------------------------------------
Esfandyar Dinshaw**.............................................      President, Annuity Division
--------------------------------------------------------------------- -----------------------------------------------------
Robert Tekolste**...............................................      Senior Vice President, Operations
--------------------------------------------------------------------- -----------------------------------------------------

Thomas C. Stavropoulos***                                             Vice President and Chief Compliance Officer

--------------------------------------------------------------------- -----------------------------------------------------
Kevin Bachmann..................................................      Senior Vice President, Sales, and Chief Marketing
                                                                      Officer
--------------------------------------------------------------------- -----------------------------------------------------
Gregory Helms...................................................      2nd Vice President, Policy Administration
--------------------------------------------------------------------- -----------------------------------------------------
Cindy Reed**....................................................      Senior Vice President and Chief Marketing Officer,
                                                                      Annuity Division
--------------------------------------------------------------------- -----------------------------------------------------
Ron Markway**...................................................      Vice President, New Business - Annuity Division
--------------------------------------------------------------------- -----------------------------------------------------
Michael Yanacheak**.............................................      2nd Vice President, Product Development, Annuity
                                                                      Division
--------------------------------------------------------------------- -----------------------------------------------------
Teri Ross**.....................................................      Assistant Vice President, Variable Annuity
                                                                      Services, Annuity Division
--------------------------------------------------------------------- -----------------------------------------------------
Don Lyons**.....................................................      Vice President - Annuity Finance
--------------------------------------------------------------------- -----------------------------------------------------
Richard T. Hicks................................................      Assistant Vice President, Policy Administration
--------------------------------------------------------------------- -----------------------------------------------------
Randy D. Shaull.................................................      Associate Actuary - Product Development
--------------------------------------------------------------------- -----------------------------------------------------
*    Unless noted otherwise, the principal business address for each officer and director is One Midland Plaza, Sioux
     Falls, SD 57193-9991
**   Annuity Division, 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266
***  525 W. Van Buren, Chicago, IL 60607

Item 28.  Persons Controlled by or Under Common Control With the Depositor or Registrant -
-------


            The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons
Enterprises, Inc.  The Registrant is a segregated asset account of Midland.  Sammons Enterprises, Inc, is owned by
The Charles A. Sammons 1987 Charitable Remainder Trust Number Two.  Other direct or indirect subsidiaries of
Sammons Enterprises, Inc. (SEI) are:
  ----------------------------------------------------------- -------------------------- -------------------------
                                                                                            Percent Of Voting
  Name                                                              Jurisdiction             Securities Owned
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Communications, Inc.                                        Delaware                 100% by SEI
    Name changed to Sammons Capital, Inc. as of
    7/5/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Consolidated Investment Services, Inc. (CISI)                        Nevada                  100% by SEI
  ----------------------------------------------------------- -------------------------- -------------------------
  MH Imports, Inc.                                                    Delaware                 100% by CISI
    Incorporated 4/27/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Mykonos 6420 LP                                                                             74.25% by CISI
    Established 6/14/05                                                 Texas                 1% by Sponsor
                                                                                             Investments LLC
  ----------------------------------------------------------- -------------------------- -------------------------
  Richmond Holding Company, LLC                                       Delaware                  5% by CISI
                                                                                                95% by SEI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Financial Group, Inc. (SFG)                                 Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Midland National Life Insurance Company (MNL)                         Iowa                   100% by SFG
  ----------------------------------------------------------- -------------------------- -------------------------
  SFG Reinsurance Company                                          South Carolina              100% by MNL
  ----------------------------------------------------------- -------------------------- -------------------------
  North American Company for Life and Health Insurance                Illinois                 100% by SFG
  (NACOLAH)
  ----------------------------------------------------------- -------------------------- -------------------------
  North American Company for Life and Health Insurance
  of New York - sold to Wilton Reassurance Life Company               New York                 100% by SFG
  of New York 9/27/06
  ----------------------------------------------------------- -------------------------- -------------------------
  NACOLAH Ventures, L.L.C.                                            Delaware                99% by NACOLAH
                                                                                                1% by SFG
  ----------------------------------------------------------- -------------------------- -------------------------
  Parkway Holdings, Inc. (PHI)                                        Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Parkway Mortgage, Inc.                                              Delaware                 100% by PHI
  ----------------------------------------------------------- -------------------------- -------------------------
  CH Holdings, Inc.                                                   Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Corporation                                                   Texas                  100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Otter, Inc.                                                         Oklahoma                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Cathedral Hill Hotel, Inc.                                          Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Power Development, Inc. (SPDI)                              Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Gila Bend Power Partners,  L.L.C.                                   Delaware                 50% by SPDI
  ----------------------------------------------------------- -------------------------- -------------------------
  H2O Distribution, Inc.                                              Arkansas                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Distribution Holdings, Inc.(SDHI)                           Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Mylon C. Jacobs Supply Co.                                          Oklahoma                     100%
    Merged into SDHI as of 6/26/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons CTP, Inc.                                                 Pennsylvania               100% by SDHI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons VPC, Inc.                                                   Delaware                 100% by SDHI
  ----------------------------------------------------------- -------------------------- -------------------------
  Opus 5949 LLC                                                         Texas                 75% by Sammons
                                                                                                VPC, Inc.
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons BW, Inc.                                                    Delaware                 100% by SDHI
  ----------------------------------------------------------- -------------------------- -------------------------
  TMIS, Inc.                                                            Texas                100% by Sammons
                                                                                                 BW, Inc.
  ----------------------------------------------------------- -------------------------- -------------------------
  Abastecedora de Services Industriales y Productos S.A.                                     99.9% by Sammons
  de C.V.  (ASPI)  Dissolved 12/31/06                                                            BW, Inc.
                                                                       Mexico                0.01% TMIS, Inc
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs ITD Corp.                                                    Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs Equipment Trust (BET)                                        Delaware              100% by Briggs ITD
                                                                                                  Corp.
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs Equipment Mexico, Inc.                                       Delaware                 100% by BET
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs International, Inc. (BII)                                    Delaware                 100% by CISI
    Incorporated 6/21/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs Equipment UK Limited                                      United Kingdom              100% by BII
    Established 8/3/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Montecargas Yale de Mexico S. A. de C.V. (YALESA)                                           99% by Briggs
                                                                                             Equipment Trust
                                                                       Mexico                  1% by Briggs
                                                                                          Equipment Mexico, Inc.
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs Equipment S.A. de C.V. (BESA)                                                        99% by Briggs
                                                                                             Equipment Trust
                                                                       Mexico                  1% by Briggs
                                                                                          Equipment Mexico, Inc.
  ----------------------------------------------------------- -------------------------- -------------------------
  Briggs Construction Equipment, Inc.                                 Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Crestpark LP, Inc.                                                  Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Crestpark Holding, Inc.                                             Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Venture Properties, Inc.                                    Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Realty Corporation (SRC)                                    Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  FIRE, LLC established 6/13/06
    Named changed to SRI Ventures, LLC as of                          Delaware                  99% by SRC
    12/19/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Income Properties, Inc.                                     Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  GBH Venture Co., Inc.                                               Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Jack Tar Grand Bahama Limited                                        Bahamas                     100%
    Ceased doing business as of 9/7/05
  ----------------------------------------------------------- -------------------------- -------------------------
  The Grove Park Inn Resort, Inc.  (GPIRI)                            Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Fitzgerald Realty LLC established 9/15/06
    Name changed to GPI Ventures, LLC as of                           Delaware                100% by GPIRI
    12/11/06
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Tours, Inc.                                                 Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Securities, Inc.(SSI)                                       Delaware                 100% by SFG
  ----------------------------------------------------------- -------------------------- -------------------------
  Sammons Securities Company, L.L.C.                                  Delaware                  50% by SSI
  ----------------------------------------------------------- -------------------------- -------------------------
  Herakles Investments, Inc. (HII)                                    Delaware                 100% by CISI
  ----------------------------------------------------------- -------------------------- -------------------------
  Sponsor Investments, L.L.C.                                           Texas                   75% by HII
  ----------------------------------------------------------- -------------------------- -------------------------
  SG Reliant Investors, LLC                                           Delaware                80% by NACOLAH
                                                                                              Ventures, LLC
  ----------------------------------------------------------- -------------------------- -------------------------

Item 29.    Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and  employees to the full extent permitted by Iowa law.  This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.  Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by  controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Act and will be governed by final adjudication of such issue.


Item 30.    Principal Underwriter--
-------

             (a)  Other Activity.   In addition to Midland National Life Separate Account A, Sammons Securities
                Company LLC, the principal underwriter of the Registrant, is also the principal underwriter for variable annuity contracts issued through Midland National Life Separate Account C.

            (b)  Management.  The directors and principal officers of Sammons Securities Company LLC are as follows:

                 ----------------------------------------------- --------------------------------------------
                 Name and Principal                              Positions and Offices with
                 Business Address*                               Sammons Securities Company, LLC
                 ----------------------------------------------- --------------------------------------------
                 Steve Palmitier                                 President
                 One Midland Plaza,
                 Sioux Falls, SD 57193-9991
                 ----------------------------------------------- --------------------------------------------
                 Jerome S. Rydell                                Vice-Chairman
                 ----------------------------------------------- --------------------------------------------
                 Michael Masterson                               Chairman
                 525 West Van Buren
                 Chicago, IL  60607
                 ----------------------------------------------- --------------------------------------------
                 Kevin Bachmann                                  Chief Marketing Officer
                 One Midland Plaza
                 Sioux Falls, SD  57193-9991
                 ----------------------------------------------- --------------------------------------------
                 Lisa S. Hoyne                                   Vice-President
                 One Midland Plaza,
                 Sioux Falls, SD 57193-9991
                 ----------------------------------------------- --------------------------------------------
                 Brandon D. Rydell                               Vice-President

                 ----------------------------------------------- --------------------------------------------
           * Unless otherwise indicated, the address of each executive officer of Sammons Securities Company LLC is: 4261 Park Road,  Ann Arbor  MI  48103

(c)  Compensation From the Registrant.  The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

         (1)                       (2)                      (3)                     (4)                      (5)
  Name of Principal         Net Underwriting
     Underwriter              Discounts and           Compensation on            Brokerage                  Other
                              Commissions*               Redemption             Commissions             Compensation*

  Sammons Securities           $8,802,816                   None                    N/A                    $88,356
     Company, LLC

* Includes total sales compensation paid to registered persons of Sammons Securities Company and an underwriting fee of 1.25% of first-year commissions paid to Sammons Securities Company for all of Midland National's variable universal life insurance policies under Separate Account A.  In exchange for the underwriting fee, Sammons
Securities Company provides various administrative services.  Examples of the services provided include registered representative training sessions, tracking and notification firm element training, attendance at Annual Compliance
Meetings, and continuing education required by the FINRA to maintain licensing for all affiliated registered representatives licensed with Midland National.

No policies have been sold and the dollar amounts represent compensation for other policies funded by Separate
Account A.


Item 31.    Location of Accounts and Records

            The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and
Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at One
Midland Plaza Sioux Falls, SD  57193 and Sammons Financial Group, 525 W. Van Buren, Chicago, IL  60607.



Item 32.    Management Services

            All management contracts are discussed in Part A or Part B.

Item 33.    Fee Representation

          Midland National Life Insurance Company represents that the fees and charges deducted under the
          Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Midland National Life Insurance Company.



                                                      SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant,
Midland National Life Separate Account A has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Chicago, Illinois this 23 day of January, 2008.


                                                                    MIDLAND NATIONAL LIFE
                                                                        SEPARATE ACCOUNT A (REGISTRANT)

     Attest:  /s/                                           By:            /s/   *
             -----------------------------------------------     -----------------------------------------------
                                                                         Michael M. Masterson
                                                                         Chairman of the Board


                                                            By:  MIDLAND NATIONAL LIFE
                                                                      INSURANCE COMPANY (DEPOSITOR)

     Attest:  /s/                                           By:            /s/   *
             -----------------------------------------------     -----------------------------------------------
                                                                         Michael M. Masterson
                                                                         Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.

              Signatures                                                  Title

/s/  *                                        Chairman of the Board of Directors,
----------------------------------------------   Chief Executive Officer, Director
      MICHAEL M. MASTERSON                         (Principal Executive Officer)


/s/  *                                        Senior Vice President and Chief Financial Officer, Director
----------------------------------------------  (Principal Financial Officer)
      JOHN J. CRAIG, II

/s/  *                                        President and Chief Operating Officer, Director
----------------------------------------------
      STEVEN C. PALMITIER

/s/  *                                        Senior Vice President -  Legal
----------------------------------------------
      STEPHEN P. HORVAT, JR.

/s/  *                                        Chief Executive Officer of Sammons Enterprises, Inc., Director
----------------------------------------------
      ROBERT W. KORBA

/s/  *                                        President of Sammons Enterprises, Inc., Director
----------------------------------------------
      DAVID E. SAMS



*By:  _______________________________________                   Date:     January 23, 2008
------                                                         -------------------------------
                 Stephen P. Horvat, Jr.

                    Attorney-in-Fact
              Pursuant to Power of Attorney


                                Registration No.


                           Initial Form N-6 Submission



--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM N-6

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                       AND

                     MIDLAND NATIONAL LIFE INSURANCE COMPANY



--------------------------------------------------------------------------------

Exhibit Index

---------------------------- --------------------------------------------------
Item                         Exhibit
---------------------------- --------------------------------------------------
26(k)
                             --------------------------------------------------
                             (2) Power of Attorney
---------------------------- --------------------------------------------------

                                POWER OF ATTORNEY

The undersigned directors and officers of Midland National Life Insurance Company, an Iowa corporation (the "Company"), hereby constitute and appoint Stephen P. Horvat Jr., and Therese M. Kirchhoff, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 (33-16354; 33-76318; 333-14061; 333-14081; 333-80975; 333-58300; 333-119088; 333-108437;
333-71800; 33-64016; 333-128910; 333-128978) and under the Investment Company
Act of 1940 (811-05271; 811-07772) with respect to any life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and him or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.




IN WITNESS WHEREOF, the undersigned has hereunto set his hand,
this __ _day of                            2007.
                --------------------------

SIGNATURE                 DATE              SIGNATURE                   DATE

/s/ *                     8/30/07           /s/ *                       8/30/07
-------------------------                   -------------------------
Michael M. Masterson                        John J. Craig II



/s/ *                     8/27/07           /s/ *                       8/27/07
-------------------------                   -------------------------
Steven C. Palmitier                         Stephen P. Horvat, Jr.



/s/ *                     08/28/07          /s/ *                       08/28/07
-------------------------                   -------------------------
Robert W. Korba                             David E. Sams